UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________

Form 6-K

__________________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULES 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 31, 2007

Commission file number: 1-14616

__________________________________________________

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva Nro.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

If " Yes " is marked, indicate below the file number assigned to the registrant in Connection with rule 12g3-2 ( b ) : 82--

This report consists of an English translation of the original Spanish language version of a Chilean filing of a report on the Supermercados Unimarc S.A. Financial Statements as of and for the three months ended March 31, 2007, as filed with the Chilean Superintendency of Securities and Insurance.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Patricio Bosselin Molina

Date: May 05, 2007 By: Patricio Bosselin Molina Principal Financial Officer

ASSETS
		mm	Dd	Yr	mm	Dd	Yr
		03	31	2007	03	31	2006
ASSETS	NOTE NUMBER	CURRENT			PREVIOUS
5.11.00.00 TOTAL CURRENT ASSETS		18,609,992			17,544,338
5.11.10.10 Available		1,192,255			463,924
5.11.10.20 Time deposits		0			0
5.11.10.30 Negotiable securities (net)		0			0
5.11.10.40 Debtors from sales (net)	5	1,930,679			2,120,531
5.11.10.50 Notes receivable (net)	5	649,640			761,309
5.11.10.60 Sundry debtors (net)	5	298,101			460,184
5.11.10.70 Related companies bills receivable and debtors	6	254,141			1,663,460
5.11.10.80 Inventories (net)	7	12,688,752			10,931,006
5.11.10.90 Recoverable taxes		371,356			305,231
5.11.20.10 Prepaid expenses	30	944,052			727,003
5.11.20.20 Deferred taxes	8	175,971			81,467
5.11.20.30 Other current assets	9	105,045			30,223
5.11.20.40 Leasing contracts (net)		0			0
5.11.20.50 Assets for leasing (net)		0			0
5.12.00.00 TOTAL FIXED ASSETS	10	108,593,812			113,113,271
5.12.10.00 Land	10	30,806,360			30,838,907
5.12.20.00 Constructions and infrastructure works	10	49,543,286			49,631,785
5.12.30.00 Machinery and equipment	10	19,005,131			19,081,195
5.12.40.00 Other fixed assets	10	34,640,565			36,430,024
5.12.50.00 Higher value due to technical revaluation of fixed assets		0			0
5.12.60.00 Depreciation (less)	10	(25,401,530)			(22,868,640)
5.13.00.00 TOTAL OTHER ASSETS		22,708,797			27,049,587
5.13.10.10 Investments in related companies	11	3,838			3,866
5.13.10.20 Investments in other companies		0			0
5.13.10.30 Lower value of investments	12	12,440,196			13,571,010
5.13.10.40 Higher value of investments (less)	12	(26,354)			(31,011)
5.13.10.50 Long-term debtors	5	356,969			521,986
5.13.10.60 Long-term related companies bills receivable and debtors	6	1,810,638			3,957,269
5.13.10.65 Long-term deferred taxes	8	6,713,071			7,744,373
5.13.10.70 Intangible		9,885			10,018
5.13.10.80 Amortization (less)		0			0
5.13.10.90 Other	13	1,400,554			1,272,076
5.13.20.10 Long-term leasing contracts (net)		0			0
5.10.00.00 TOTAL ASSETS		149,912,601			157,707,196

LIABILITIES
		mm	Dd	Yr	mm	Dd	Yr
		03	31	2007	03	31	2006
LIABILITIES	NOTE NUMBER	CURRENT			PREVIOUS
5.21.00.00 TOTAL CURRENT LIABILITIES		46,788,690			42,732,715
5.21.10.10 Short-term bank and financial institutions obligations	14	1,027,608			1,725,773
5.21.10.20 Long-term-short-term portion bank and financial institutions obligations	14	3,324,243			3,723,992
5.21.10.30 Obligations with the public (Promissory notes)		0			0
5.21.10.40 Obligations with the public-short-term portion (bonds)		0			0
5.21.10.50 Long-term obligations with maturity within one year		0			0
5.21.10.60 Payable dividends		0			0
5.21.10.70 Accounts payable	29	21,254,032			21,917,213
5.21.10.80 Notes payable		17,066			204,415
5.21.10.90 Sundry creditors	31	1,364,682			1,726,598
5.21.20.10 A related company notes and accounts payable	6	17,071,239			11,771,159
5.21.20.20 Provisions	16	1,423,879			589,481
5.21.20.30 Withholdings		868,950			665,073
5.21.20.40 Income tax		0			0
5.21.20.50 Income received in advance	17	436,991			409,011
5.21.20.60 Deferred taxes		0			0
5.21.20.70 Other current liabilities		0			0
5.22.00.00 TOTAL LONG-TERM LIABILITIES		27,816,240			31,734,976
5.22.10.00 Bank and financial institutions obligations	15	6,474,150			9,112,952
5.22.20.00 Long-term obligations with the public (bonds)		0			0
5.22.30.00 Long-term notes payable		297,806			834,416
5.22.40.00 Long-term sundry creditors	31	2,262,639			2,430,175
5.22.50.00 Long-term related companies note and account payable	6	18,185,390			18,438,235
5.22.60.00 Long-term provisions		0			0
5.22.70.00 Deferred taxes long-term		0			0
5.22.80.00 Others long-term liabilities	17	596,255			919,198
5.23.00.00 MINORITY INTEREST	18	12,771			17,308
5.24.00.00 TOTAL EQUITY		75,294,900			83,222,197
5.24.10.00 Paid-in capital	19	61,184,347			61,543,902
5.24.20.00 Capital revaluation reserves	19	122,369			(184,632)
5.24.30.00 Share premium	19	31,357,619			31,384,501
5.24.40.00 Other reserves	19	(9,624,621)			(9,592,642)
5.24.50.00 Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00)	19	(7,744,814)			71,068
5.24.51.00 Reserves for future dividends		0			0
5.24.52.00 Retained earnings	19	0			2,533,690
5.24.53.00 Accumulated losses (less)		(5,388,890)			0
5.24.54.00 Profits (losses) of the period	19	(2,355,924)			(2,462,622)
5.24.55.00 Interim dividend (less)		0			0
5.24.56.00 Development period accum. deficit		0			0
5.20.00.00 TOTAL LIABILITIES		149,912,601			15,707,196

INCOME STATEMENT
		mm	Dd	Yr	mm	Dd	Yr
		03	31	2007	03	31	2006
INCOME STATEMENT	NOTE NUMBER	CURRENT			PREVIOUS
5.31.11.00 OPERATING PROFIT OR LOSS		(1,129,941)			(1,606,205)
5.31.11.10 TRADING MARGIN		6,918,333			6,479,227
5.31.11.11 Trading income		28,558,276			28,223,183
5.31.11.12 Operating cost (less)		(21,639,943)			(21,743,956)
5.31.11.20 Administration and sales expenses (less)		(8,048,274)		(8,085,432)
5.31.12.00 NON-TRADING INCOME		(1,355,656)			(702,937)
5.31.12.10 Financial income		19,345			20,056
5.31.12.20 Related companies investments profits		0			12
5.31.12.30 Other non-trading income	20	47,116			51,818
5.31.12.40 Related companies investments losses (less)		(8)			0
5.31.12.50 Amortization lower value of the investment (less)	12	(279,798)			(280,037)
5.31.12.60 Financial expenses (less)		(756,661)			(643,173)
5.31.12.70 Other non-operating expenses (less)	20	(18,259)			(13,193)
5.31.12.80 Price-level restatement	21	(624,636)			85,087
5.31.12.90 Exchange rate differences	22	257,245			76,493
5.31.10.00 Profit before income tax and extraordinary items		(2,485,597)			(2,309,142)
5.31.20.00 Income tax	8	127,539			(155,337)
5.31.30.00 Extraordinary items		0			0
5.31.40.00 Profit (loss) before deduction of minority interest		(2,358,058)			(2,464,479)
5.31.50.00 Minority interest		976			698
5.31.00.00 NET PROFIT (LOSS)		(2,357,082)			(2,463,781)
5.32.00.00 Amortization of higher value of investments	12	1,158			1,159
5.30.00.00 PROFIT (LOSS) OF THE BUSINESS YEAR		(2,355,924)			(2,462,622)

CASH FLOW STATEMENT-DIRECT
		mm	Dd	Yr	mm	Dd	Yr
		03	31	2007	03	31	2006
CASH FLOW STATEMENT - DIRECT	NOTE NUMBER	CURRENT			PREVIOUS
5.41.11.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		830,343			1,333,797
5.41.11.10 Collection from debtors from sales		33,985,849			33,813,565
5.41.11.20 Financial income received		211,644			25,559
5.41.11.30 Dividends and other distributions received		0			0
5.41.11.40 Other income received		14,753			9,375
5.41.11.50 Payments to suppliers and personnel (less)		(31,922,763)			(31,508,985)
5.41.11.60 Paid interest (less)		(872,271)			(569,333)
5.41.11.70 Paid income tax (less)		(6,133)			(4,644)
5.41.11.80 Other paid expenses (less)		(58,904)			(31,308)
5.41.11.90 Paid Value Added Tax and other similar (less)		(521,832)			(400,432)
5.41.12.00 NET FLOW ORIGINATED BY FINANCING ACTIVITIES		(135,214)			(1,154,391)
5.41.12.05 Placement of cash shares		0			0
5.41.12.10 Loans obtained		3,144,839			3,475,359
5.41.12.15 Obligations with the public		0			0
5.41.12.20 Loans verified by documentary evidence with related companies		0			0
5.41.12.25 Other loans obtained from related companies		1,333,856			0
5.41.12.30 Other sources of financing		0			0
5.41.12.35 Payment of Dividends (less)		0			0
5.41.12.40 Distribution of capital (less)		0			0
5.41.12.45 Payment of loans (less)		(4,613,909)			(4,116,692)
5.41.12.50 Payment of obligations with the public (less)		0			(12,435)
5.41.12.55 Payment of loans verified by document evidence of related Co. (less)		0			(500,623)
5.41.12.60 Payment of other loans of related companies (less)		0			0
5.41.12.65 Payment of expenses due to issuance and placing of shares (less)		0			0
5.41.12.70 Payment of expenses due to issuance and placing of obligation with public (less)		0			0
5.41.12.75 Other disbursement due to financing (less)		0			0
5.41.13.00 NET FLOW ORIGINATED BY INVESTMENT ACTIVITIES		(73,063)			(125,119)
5.41.13.05 Sale of Fixed Assets		0			0
5.41.13.10 Sale of permanent investments		0			0
5.41.13.15 Sale other investments		0			0
5.41.13.20 Collection of loans verified by documentary evidence to related Co.		0			0
5.41.13.25 Collection of other loans to related companies		0			0
5.41.13.30 Other investment income		0			0
5.41.13.35 Addition of fixed assets (less)		(73,063)			(125,119)
5.41.13.40 Payment of capitalized interest (less)		0			0
5.41.13.45 Permanent investments (less)		0			0
5.41.13.50 Investments on financial instruments (less)		0			0
5.41.13.55 Loans verified by documentary evidence to related companies (less)		0			0
5.41.13.60 Other loans to related companies (less)		0			0
5.41.13.65 Other investment disbursements (less)		0			0
5.41.10.00 TOTAL NET FLOW OF THE PERIOD		622,066			54,287
5.41.20.00 EFFECT OF THE INFLATION OVER CASH AND CASH EQUIVALENT		(1,095)			(418)
5.41.00.00 CASH AND CASH EQUIVALENT NET VARIATION		620,971			53,869
5.42.00.00 CASH AND CASH EQUIVALENT OPENING BALANCE		571,284			410,055
5.40.00.00 CASH AND CASH EQUIVALENT CLOSING BALANCE		1,192,255			463,924

FLOW - RESULT CONCILIATION
		mm	Dd	Yr	mm	Dd	Yr
		03	31	2007	03	31	2006
FLOW - RESULT CONCILIATION	NOTE NUMBER	CURRENT			PREVIOUS
5.50.10.00 Profits (loss) of the period		(2,355,924)			(2,462,622)
5.50.20.00 Profit or loss from disposal of assets		135,022			(0)
5.50.20.10 (Profits) Loss from disposal of fixed assets		4,575			0
5.50.20.20 Profits on investments sale (less)		0			0
5.50.20.30 Loss on investments sale		0			0
5.50.20.40 (Profits) Loss on other assets sale		130,447			0
5.50.30.00 Charges (credits) to profit or loss that do not represent cash flow		1,725,856			1,394,140
5.50.30.05 Depreciation of the period		1,188,484			1,003,723
5.50.30.10 Amortization of intangible		0			0
5.50.30.15 Penalties and provisions		138,335			330,646
5.50.30.20 Profits accrued from investments in Related Companies (less)		0			(12)
5.50.30.25 Loss accrued on investments in related companies		8			0
5.50.30.30 Amortization of lower value of investment		279,798			280,037
5.50.30.35 Amortization of higher value of investments (less)		(1,158)			(1,159)
5.50.30.40 Net Price-Level restatement		624,636			(85,087)
5.50.30.45 Net exchange rate gains/losses		(257,245)			(76,493)
5.50.30.50 Other credits to profit or loss that do not represent cash flow (less)		(247,002)			(96,023)
5.50.30.55 Other charges to results that do not represent cash flow		0			38,508
5.50.40.00 Variation of Assets that do affect cash flow (increases) decreases		(186,069)			(149,328)
5.50.40.10 Debtors from sales		9,740			15,260
5.50.40.20 Inventories		(411,090)			332,297
5.50.40.30 Other assets		215,281			(496,885)
5.50.50.00 Liabilities variations that do affect cash flow increases (diminishes)		1,512,434			2,552,306
5.50.50.10 Accounts payable related to operating results		975,765			2,434,558
5.50.50.20 Payable interest		0			0
5.50.50.30 Payable income tax (net)		(62,030)			0
5.50.50.40 Other accounts payable related with non-trading income		651,117			117,748
5.50.50.50 Payable V.A.T. And other similar (net)		(52,418)			0
5.50.60.00 Minority Interest Profits (loss)		(976)			(699)
5.50.00.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		830,343			1,333,797

01. REGISTRATION WITH THE SECURITIES REGISTER

On April 12, 1993, the Superintendencia de Valores y Seguros de Chile, Chilean Securities and Insurance Superintendence, registered the Company Supermercados Unimarc S.A., under Number 447. In this way the Company is subjected to the control of this Superintendence.
02. ACCOUNTING CRITERIA APPLIED

(a) Accounting Period

The financial statements of the Parent Company and its subsidiaries cover a three-months comprised between January 01 and March 31, 2007 and 2006.

(b) Bases of Preparation

These consolidated financial statements have been prepared according to the accounting principles generally accepted by the Colegio de Contadores de Chile A.G., Association of Chilean Accountants. They also take into consideration the regulations and directions instructed by the Chilean Securities and Insurance Superintendence. Should any discrepancies occurs, the regulations instructed by the Superintendence would prevail over the former ones. Except by the investments in subsidiaries, which are registered in a single line of the general balance sheet, to their proportional patrimonial value, and therefore, they have not been consolidated line to line. This treatment does not modify the net result of the year nor the patrimony.

(c) Bases of Presentation

For comparative purposes, the financial statements as of March 31, 2006 are presented updated by 2.7%. Additionally, for an appropriate comparison, some figures of such financial statements have been reclassified.

(d) Bases of Consolidation

These consolidated financial statements include the assets, liabilities, profit or loss and cash flow of the Parent Company and its subsidiaries. Besides, the balances, the inter-companies transactions and their effects over profits or loss have been eliminated and the participation of the minority shareholders has been acknowledged.

(e) Price-level Restatement

These financial statements are presented corrected due to inflationary effects. To this effect, the regulations about monetary correction were applied according to the generally accepted accounting principles in Chile. For this purpose, the non-monetary assets and liabilities, the equity and the profit and loss accounts are shown in corrected currency at March 31, 2007. Estimations were made using the consumer price index informed by the Instituto Nacional de Estadisticas, National Institute of Statistics, namely 0.2% and -0.3% for the periods ended on March, 2007 and 2006 respectively. Additionally, the monetary assets and liabilities that have been determined in U.F. (Indexed Unit) or foreign currency have been updated at the closing exchange rate of each accounting period.

The result of this process is included in the profits or loss of the accounting period and its breakdown is shown in note 21.

(f) Bases of Conversion

The assets and liabilities in foreign currency and index units, existing as of March 31, 2007 and 2006 are shown valued in domestic currency, according to the following rates of exchange in force at the end of each accounting period:

	2007	2006
	$ Per Unit
Unidad de Fomento	18,372.97	17,915.66
U.S. Dollar	535.29	526,18
Argentinean Peso	173.883	170.865

(g) Inventories

Due to their high turnover, the inventories of products to be sold in the supermarkets are shown valued at their average purchase cost. The amounts so estimated do not exceed the corresponding net realizable value.

The inventories of frozen products coming from the affiliate Interagro Comercio y Ganado S.A. are shown at their average cost of production, which do not exceed their market value at the end of each period.

(h) Estimation of bad debt

In order to cover potential wrong debt accounts receivables, the companies have set a provision over all those balances assessed as unrecoverable. As of March 31, 2007 and 2006 the provisions for debtors from sales and notes receivable for a total amount of ThCh$ 822,582.- and ThCh$ 921,649.- respectively have been determined.

(i) Fixed Assets

The fixed assets are shown at their acquisition cost, corrected for price level restatement. The financial costs attributable to the construction of the fixed assets are part of the fixed asset value.

According to the Chilean generally accepted accounting principles, the Company has evaluated the recoverability of the value of its fixed assets according to the provisions indicated in the Technical Bulletin number 33 of the Colegio de Contadores de Chile A.G.

As a result of this evaluation no adjustments that affect the accounting values of these assets have been determined.

(j) Depreciation of fixed assets

Depreciation has been calculated by the linear method, considering the years of useful life estimated for the different groups of assets, according to the following:

Buildings:	60 years
Machinery & equipment:	3 - 20 years
Furniture, supplies & facilities:	10 years

(k) Assets under lease

The assets under leasing are shown under the other assets item, according to their current value, considering the specific conditions of each contract. The Company is not the legal owner of such assets, therefore as long as the purchase option is not exercised, the Company may not freely dispose of these assets.

(l) Investments in related companies

As of March 31, 2007 and 2006, the investments kept in foreign subsidiaries were valued according to the provisions indicated in the Technical Bulletin number 64 of the Colegio de Contadores de Chile A.G., regarding the excess valuation of foreign investments, considering their valuation as a subsidiary controlled in the source currency. The translation difference when comparing the investment adjusted by the domestic inflation, with the participation of the investors over the equity of the subsidiary, translated to the closing rate of exchange, is shown in the equity under the Other Reserves item.

Supermercados Unimarc S.A. has performed an analysis of the book value of its investments in Argentina. This analysis is supported in the existence of negative circumstances in the economies in the region. The analysis consisted in evaluating both the recoverability of the fixed assets and the lower and higher value recorded by the investor, in accordance with Chilean generally accepted accounting principles.

The recoverability analysis said companies' fixed assets was carried out bearing in mind that when there is evidence that a company's operations shall not yield on a permanent basis sufficient income to cover all of its costs, including the depreciation of the fixed assets taken in the aggregate, and when the book value of said assets exceeds their realization value, these values must be reduced to recoverable amounts, charged against the results other than from operation.

The result of this analysis determined that adjustments that affect the accounting values of the fixed assets of the Company are not required.

The investments in domestic related companies, are presented valued as per the method of proportional equity value of the investment, recognizing in the results the proportional profit or loss accrued by the issuing Company.

As from year 1998 and according to the provisions indicated in the circular letter Number 1358 issued by the Chilean Securities and Insurance Superintendence, the lower and higher values generated by the acquisition of new investments are amortized in a term of 20 years.

(m) Deferred Tax and Income Tax

The income tax is entered in the books based on the net income after tax and the amount taxable, determined according to the regulations set forth under the Income Tax Law.

Deferred taxes are acknowledged according to the provisions indicated in the Technical Bulletin Number 60 of the Colegio de Contadores de Chile A.G. and to the circular letter Number 1466 of the Chilean Securities and Insurance Superintendence.

The Company acknowledges assets and liabilities due to deferred taxes that consider the future appraisal of the tax effects attributable to differences between the book values of assets and liabilities and their tax values. Additionally, the Company acknowledges an asset due to deferred taxes of the future tax credit of tax losses.

The calculation of the assets and liabilities due to deferred taxes has been based on the tax rate, which according to the in force tax legislation, should be applied in the year when the assets and liabilities due to deferred taxes are going to be realized or settled.

The future effects of the changes in the tax laws or in the tax rates are acknowledged in the deferred taxes as from the date when the Law that approves such changes is published. The amount of the assets for deferred taxes is reduced, if it is necessary, for the amount of any tributary benefit that is expected based on the available evidence that it could not be carried out in the medium term.

(n) Income from operation

The Company's incomes are formed by the sale of consumer goods and services, which are recorded at their net value of the taxes imposed on them.

(o) Cash flow statements

The cash flow statements included herein have been prepared according to the direct method. All those short-term investments made as part of the normal administration of the cash surplus have been considered as cash and cash equivalent.

All those transactions related to its line of business, namely, the purchase, sale, and handling of items to be dealt at supermarkets have been classified as activities of the operation.

(p) Concession contract of Supermercados Hipermarc S.A.

The concession contract subscribed by the Argentine filial Supermercados Hipermarc S.A. has been given the treatment of liabilities non monetary, according to the instructions imparted by the Chilean Securities and Insurance Superintendence. Consequently to it, and to conservative politicians of the administration of the society, it remembered to make a provision on said liabilities, qualified of eventual contingent.

02. ACCOUNTING CRITERIA APPLIED (Cont.) Companies included in the consolidation
		Percentage of Participation
Taxpayer	Company Name	03-31-2007			03-31-2006
Number		Direct	Indirect	Total	Total
79.960.220-2	Compania Comercializadora Nacional Ltda.	9.0000	91.0000	100.0000	100.0000
88.486.800-9	Interagro, Comercio y Ganado S.A.	0.0000	100.0000	100.0000	100.0000
86.360.500-8	Administradora de Supermercados S.A.	0.0000	99.9360	99.9360	99.9360
87.678.200-6	Comercial Supermercados Santiago S.A.	0.0000	99.0000	99.0000	99.0000
96.629.940-1	Transportes Santa Maria S.A.	0.0000	99.6000	99.6000	98.0000
87.678.100-K	Comercial Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
87.678.300-2	Comercial Supermercados Rancagua S.A.	0.0000	100.0000	100.0000	9.9000
O-E	Supermercados Hipermarc S.A.	0.0000	99.9990	99.9990	99.9990
79.785.340-2	Unimarc Organizacion y Servicios S.A.	99.9562	0.0000	99.9562	99.9549
96.800.910-9	Publicidad y Promociones S.A.	0.0000	100.0000	100.0000	100.0000
96.799.180-5	Inmobiliaria de Supermercados S.A.	0.0000	99.9990	99.9990	99.9990
88.627.400-9	Unimarc Abastecimientos S.A.	0.3300	99.6700	100.000	100.0000

03. ACCOUNTING CHANGES

During the period of three months between January 1st, and March 31, 2007 and 2006 changes in the application of Accounting Principles in relation to previous periods, as those Accounting Principles did not exist before.

04. NEGOTIABLE SECURITIES

As of March 31, 2007 and 2006, the Company does not evidence any securities traded at the Stock Exchange and others considered temporary in nature.
Composition of the Balance
INSTRUMENTS	BOOK VALUE
	03-31-2007	03-31-2006

Shares	0	0
Bonds	0	0
Quotas in mutual funds	0	0
Quotas in investment funds	0	0
Promissory Notes of Public Offer	0	0
Mortgage Bills of Exchange	0	0

Total Negotiable Securities	0	0

05. Short and Long Term Debtors Short and Long Term Debtors

	CURRENT							LONG TERM
ITEM	Up to 90 days		Over 90 days until 1 year		Subtotal	Total Current (Net)
	03-31-2007	03-31-2006	03-31-2007	03-31-2006		03-31-2007	03-31-2006	03-31-2007	03-31-2006
Debtors from sales	2,213,980	2,120,531	0	0	2,213,980	1,930,679	2,120,531	0	0
Estimation of bad debt					283,301	0	0	0	0
Notes receivable	1,188,921	761,309	0	0	1,188,921	649,640	761,309	0	0
Estimation of bad debt					539,281	0	0	0	0
Sundry debtors	298,101	460,184		0	298,101	298,101	460,184	356,969	521,986
Estimation of bad debt									0
						Total long-term Debtors		356,969	521,986

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In this item, balances, transactions and effects on results between related companies appear under the following conditions:

  The balances reflected in the short term are charged or paid as appropriate.

  The current accounts among related companies do not generate charges or interest and do not have stipulated readjustment clause.

  The balances of current accounts with related companies that do not consolidate in Supermercados Unimarc S.A. holding are kept in U.F. (Indexed Unit); therefore this is the method of index.

  The balances reflected in the long term have a maturity date in the second semester of year 2008 in accounts receivable and payable. In related leasing the maturity date is year 2025.

The breakdown is the following:
Notes and Accounts Receivable
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		03-31-2007	03-31-2006	03-31-2007	03-31-2006
88.541.600-4	Inversiones Errazuriz Ltda.	0	1,307,585	0	0
0-E	Puerta Grande S.A.	35,949	345,584	0	0
65.229.660-2	OTIC	0	9,053	0	0
0-E	Multideal S.A.	1,164	914	0	0
0-E	Caucho S.A.	77	78	0	0
O-E	Visa S.A.	0	211	0	0
88.486.700-2	Unimarc Internacional S.A.	0	0	1,810,638	3,957,269
O-E	Centro Cívico Caseros	38	0	0	0
88.461.600-k	Servicios Integrales S.A.	216,739		0	0
O-E	Distribuidora de Maquinarias	0	35	0	0
O-E	Valores e Inversiones	174	0	0	0
TOTALS		254,141	1,663,460	1,810,638	3,957,269
Notes and Accounts Payables
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		03-31-2007	03-31-2006	03-31-2007	03-31-2006
94.716.000-1	Renta Nacional Cia. Seguros de Vida S.A.	552,629	513,176	17,193,034	17,660,900
0-E	Unitrade Interamericana	26,359	27,740	0	0
88.163.300-0	Inversiones Culenar S.A.	2,881,172	2,949,041	0	0
79.809.460-2	Inmobiliaria y Constructora Nacional S.A.	6,426,644	6,452,530	0	0
88.461.600-k	Servicios Integrales S.A.	0	509,634	0	0
96.591.240-1	Gafonac S.A	15,578	1,241,996	0	0
O-E	Capillitas S.A.	75,720	0	0	0
O-E	Cidef Argentina S.A.	158	0	0	0
O-E	Cia. Tauro S.A.	0	0	992,356	777,335
88.541-600-4	Inversiones Errazuriz Ltda.	5,501,077	0	0	0
94.510.000-1	Renta Nacional Cia. Seguros Grales.	0	77,042	0	0
96.509.820-8	United Marketing and Sales Chile S.A.	1,591,902	0	0	0
TOTALS		17,071,239	11,771,159	18,185,390	18,438,235

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	03-31-2007	03-31-2006
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
PUERTA GRANDE	0-E	Comm. Adm.	Curr. Acct. Receivable	35,949	0	345,584	0
PORCINOS DE CHILE S.A.	76.315.240-5	Comm. Adm.	Curr. Acct. Receivable	435,546	0	0	0
FRUTICOLA VILUCO S.A.	78.724.830-6	Comm. Adm.	Curr. Acct. Receivable	107,054	0	664,794	0
GANADERA Y FORESTAL NACIONAL LTDA	78.776.710-9	Comm. Adm.	Curr. Acct. Receivable	0	0	229,576	0
AGRICOLA PICHILEMU LTDA.	78.776.810-5	Comm. Adm.	Curr. Acct. Receivable	151,211	0	0	0
SOC. AGRICOLA LAS CRUCES	78.791.770-4	Comm. Adm.	Curr. Acct. Receivable	180,510	0	670,823	0
CIDEF COMERCIAL S.A.	79.780.600-5	Comm. Adm.	Curr. Acct. Receivable	18,520	0	15,518,010	0
INMOB. CONSTRUCTORA NACIONAL S.A.	79.809.460-2	Comm. Adm.	Curr. Acct. Receivable	382,580	0	94,727	0
INVERSIONES FINANCIERAS S.A.	79.902.880-8	Comm. Adm.	Curr. Acct. Receivable	7,095	(71)	832,665	0
INVERSIONES CULENAR S.A.	88.163.300-0	Comm. Adm.	Curr. Acct. Receivable	0	0	328,640	0
SERVICIOS INTEGRALES S.A.	88.461.600-K	Comm. Adm.	Curr. Acct. Receivable	7,137,948	0	3,053,907	0
UNIMARC INTERNACIONAL S.A.	88.486.700-2	Comm. Adm.	Curr. Acct. Receivable	23,969	0	1,976,973	0
INVERSIONES ERRAZURIZ LTDA.	88.541.600-4	Acc.	Curr. Acct. Receivable	623,699	0	4,292,577	0
RENTA NACIONAL CIA SEG.VIDA	94.716.000-1	Comm. Adm.	Curr. Acct. Receivable	551,132	0	0	0
HOLDING AND TRADING S.A.	94.827.000-5	Comm. Adm.	Curr. Acct. Receivable	0	0	738,604	0
UNITED MARKETING AND SALES CHILE S.A.	96.509.820-8	Comm. Adm.	Curr. Acct. Receivable	4,664,752	0	7,109,879	0
INDUSTRIA Y FORESTAL NACIONAL S.A.	96.524.230-9	Comm. Adm.	Curr. Acct. Receivable	0	0	730	0
COSAYACH NITRATO S.A.	96.538.430-8	Comm. Adm.	Curr. Acct. Receivable	0	0	152,483	0
INVERSIONES POZO ALMONTE	96.542.240-4	Comm. Adm.	Curr. Acct. Receivable	0	0	86,296	0
PRONAC	96.562.440-6	Comm. Adm.	Curr. Acct. Receivable	661,958	0	0	0
GANADERA FORESTAL NACIONAL S.A.	96.591.240-1	Comm. Adm.	Curr. Acct. Receivable	10,463	0	189,071	0
SMC CIA. DE SALITRE Y YODO 1 REGION	96.630.310-7	Comm. Adm.	Curr. Acct. Receivable	0	0	5,695	0
PESQUERA BAHIA CORONEL	96.657.460-7	Comm. Adm.	Curr. Acct. Receivable	0	0	41,957	0
MERCANTIL CIDEF S.A.	96.680.010-0	Comm. Adm.	Curr. Acct. Receivable	0	0	156,391	0
SERV. DE PERSONAL AUSTRAL S.A.	96.797.780-2	Comm. Adm.	Curr. Acct. Receivable	19,044	0	34,273	0
ADMINISTRADORA DE RECURSOS S.A.	96.799.480-4	Comm. Adm.	Curr. Acct. Receivable	161,257	0	2,184,588	0
VINEDOS ERRAZURIZ OVALLE S.A.	96.822.650-9	Comm. Adm.	Curr. Acct. Receivable	11,607	0	1,024,631	0
ADM Y SERV MULTIFUNCIONAL S.A.	96.879.010-2	Comm. Adm.	Curr. Acct. Receivable	74,353	0	173,220	0
SERV MULTIFUNCIONALES S.A.	96.879.070-6	Comm. Adm.	Curr. Acct. Receivable	228,256	0	1,401,009	0
ADM Y SERV GENERALES S.A.	96.879.090-0	Comm. Adm.	Curr. Acct. Receivable	82,274	0	255,217	0
EMP. DE GESTION Y ADMINIST. S.A.	96.898.490-K	Comm. Adm.	Curr. Acct. Receivable	50,867	0	761,833	0
NEGOCIOS Y SERVICIOS GENERALES S.A.	96.913.160-9	Comm. Adm.	Curr. Acct. Receivable	310,645	0	261,200	0
SALMONES DE CHILE S.A.	96.914.410-7	Comm. Adm.	Curr. Acct. Receivable	32,939	0	20,562	0
CORP. DE INV. Y DESARR. CIDEF S.A.	96.923.970-1	Comm. Adm.	Curr. Acct. Receivable	0	0	3,022,641	0
LECHERA LA ESPERANZA S.A.	96.980.220-1	Comm. Adm.	Curr. Acct. Receivable	148,901	0	0	0
AGRIC Y VIÑEDOS TIERRUCA SA	99.521.630-2	Comm. Adm.	Curr. Acct. Receivable	53,412	0	0	0
INMOBILIARIA Y COMERCIAL S.A.	99.542.800-8	Comm. Adm.	Curr. Acct. Receivable	55,133	0	0	0

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	03-31-2007	03-31-2006
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
ADMINISTRADORA SOLUCION S.A.	99.545.240-5	Comm. Adm.	Curr. Acct. Receivable	36,593	0	277,177	0
GUARDIAS DE SEGURIDAD UNO S.A.	99.596.490-2	Comm. Adm.	Curr. Acct. Receivable	287,850	0	165,606	0
GUARDIAS DE SEGURIDAD DOS S.A.	99.596.500-3	Comm. Adm.	Curr. Acct. Receivable	156,997	0	150,288	0
CAPILLITAS	O-E	Comm. Adm.	Curr. Acct payables	75,720	0	0	0
FRUTICOLA VILUCO S.A.	78.724.830-6	Comm. Adm.	Curr. Acct payables	0	0	664,794	0
GANADERA Y FORESTAL NACIONAL LTDA	78.776.710-9	Comm. Adm.	Curr. Acct payables	314	0	229,576	0
AGRICOLA PICHILEMU LTDA	78.776.810-5	Comm. Adm.	Curr. Acct payables	27	0	11,379	0
SOC. AGRICOLA LAS CRUCES	78.791.770-4	Comm. Adm.	Curr. Acct payables	2,755	0	733,990	0
CIDEF COMERCIAL S.A.	79.780.600-5	Comm. Adm.	Curr. Acct payables	54,534	0	15,368,835	0
INMOB. CONSTRUCTORA NACIONAL S.A.	79.809.460-2	Comm. Adm.	Curr. Acct payables	7,435,627	0	16,110,672	0
INVERSIONES FINANCIERAS S.A.	79.902.880-8	Comm. Adm.	Curr. Acct payables	0	0	832,665	0
INVERSIONES CULENAR S.A.	88.163.300-0	Comm. Adm.	Curr. Acct payables	2,881,172	(5,738)	3,277,681	0
SERVICIOS INTEGRALES S.A.	88.461.600-K	Comm. Adm.	Curr. Acct payables	3,347,277	0	3,489,791	0
UNIMARC INTERNACIONAL S.A.	88.486.700-2	Comm. Adm.	Curr. Acct payables	731	0	1,979,601	0
INVERSIONES ERRAZURIZ LTDA.	88.541.600-4	Acc.	Curr. Acct payables	5,484,767	(5,242)	2,949,522	0
RENTA NACIONAL CIA SEG.VIDA	94.716.000-1	Comm. Adm.	Curr. Acct payables	551,820	0	513,208	0
HOLDING AND TRADING S.A.	94.827.000-5	Comm. Adm.	Curr. Acct payables	35,802	0	883,878	0
UNITED MARKETING AND SALES CHILE S.A.	96.509.820-8	Comm. Adm.	Curr. Acct payables	177,404	0	3,980,424	0
INDUSTRIA FORESTAL NACIONAL S.A.	96.524.230-9	Comm. Adm.	Curr. Acct payables	32,486	0	101,003	0
COSAYACH NITRATO S.A.	96.538.430-8	Comm. Adm.	Curr. Acct payables	0	0	152,483	0
INVERSIONES POZO ALMONTE	96.542.240-4	Comm. Adm.	Curr. Acct payables	0	0	86,296	0
IMPRESOS LOMA BLANCA S.A.	96.574.110-0	Comm. Adm.	Curr. Acct payables	0	0	25,095	0
GANADERA FORESTAL NACIONAL S.A.	96.591.240-1	Comm. Adm.	Curr. Acct payables	15,910	0	1,433,994	0
SCM COMPANIA SALITRE Y YODO 1 REGION	96.630.310-7	Comm. Adm.	Curr. Acct payables	92	0	5,695	0
PESQUERA BAHIA CORONEL	96.657.460-7	Comm. Adm.	Curr. Acct payables	10,328	0	41,957	0
MERCANTIL CIDEF S.A.	96.680.010-0	Comm. Adm.	Curr. Acct payables	769	0	173,398	0
ADMINISTRADORA AUSTRAL S.A.	96.798.240-7	Comm. Adm.	Curr. Acct payables	0	0	46,170	0
ADMINISTRADORA DE RECURSOS S.A.	96.799.480-4	Comm. Adm.	Curr. Acct payables	0	0	2,199,190	0
VINEDOS ERRAZURIZ OVALLE S.A.	96.822.650-9	Comm. Adm.	Curr. Acct payables	1,412	0	908,280	0
ADM Y SERV MULTIFUNCIONAL S.A.	96.879.010-2	Comm. Adm.	Curr. Acct payables	0	0	173,220	0
SERV MULTIFUNCIONALES S.A.	96.879.070-6	Comm. Adm.	Curr. Acct payables	0	0	1,334,110	0
ADM Y SERV GENERALES S.A.	96.879.090-0	Comm. Adm.	Curr. Acct payables	0	0	248,054	0
EMP. DE GESTION Y ADMINIST. S.A.	96.898.490-K	Comm. Adm.	Curr. Acct payables	0	0	761,833	0
NEGOCIOS Y SERVICIOS GENERALES S.A.	96.913.160-9	Comm. Adm.	Curr. Acct payables	0	0	266,683	0
SALMONES DE CHILE S.A.	96.914.410-7	Comm. Adm.	Curr. Acct payables	8	0	20,562	0
CORP. DE INV. Y DESARR. CIDEFS.A.	96.923.970-1	Comm. Adm.	Curr. Acct payables	0	0	3,022,641	0
AGRIC.Y VIÑEDOS TIERRUCA S.A.	99.521.630-2	Comm. Adm.	Curr. Acct payables	214	0	121,566	0
ADMINISTRADORA SOLUCION S.A.	99.545.240-5	Comm. Adm.	Curr. Acct payables	0	0	277,493	0
06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	03-31-2007	03-31-2006
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
GUARDIAS DE SEGURIDAD UNO S.A.	99.596.490-2	Comm. Adm.	Curr. Acct payables	47,521	0	204,027	0
GUARDIAS DE SEGURIDAD DOS S.A.	99.596.500-3	Comm. Adm.	Curr. Acct payables	0	0	206,726	0
UNIMARC INTERNACIONAL S.A.	88.486.700-2	Comm. Adm.	Curr. Acct. Receivable	1,810,638	0	0	0
HOLDING AND TRADING S.A.	94.827.000-5	Comm. Adm.	Debtors from sales	35,802	30,086	286,139	240,453
UNITED MARKETING AND SALES CHILE S.A	96.509.820-8	Comm. Adm.	Debtors from sales	177,404	149,079	60,623	50,944
VINEDOS ERRAZURIZ OVALLE S.A.	96.822.650-9	Comm. Adm.	Debtors from sales	74,460	62,571	0	0
AGRIC Y VIÑEDOS TIERRUCA SA	99.521.630-2	Comm. Adm.	Debtors from sales	44,686	37,551	167,131	140,446
PORCINOS DE CHILE S.A.	76.315.240-5	Comm. Adm.	Invoices Payables	435,546	(366,005)	0	0
FRUTICOLA VILUCO S.A.	78.724.830-6	Comm. Adm.	Invoices Payables	146,616	(123,207)	0	0
AGRICOLA PICHILEMU LTDA.	78.776.810-5	Comm. Adm.	Invoices Payables	151,211	(127,068)	0	0
SOC. AGRICOLA LAS CRUCES	78.791.770-4	Comm. Adm.	Invoices Payables	193,942	(162,976)	0	0
CIDEF COMERCIAL S.A.	79.780.600-5	Comm. Adm.	Invoices Payables	22,974	(19,306)	150,024	126,071
SERVICIOS INTEGRALES S.A.	88.461.600-K	Comm. Adm.	Invoices Payables	71,609	(60,176)	33,839	28,436
UNITED MARKETING AND SALES CHILE S.A.	96.509.820-8	Comm. Adm.	Invoices Payables	4.141.810	(3,480,513)	3,243,632	2,725,741
PRONAC	96.562.440-6	Comm. Adm.	Invoices Payables	661,958	(556,267)	0	0
ADMINISTRADORA DE RECURSOS S.A.	96.799.480-4	Comm. Adm.	Invoices Payables	84,660	(71,143)	0	0
VINEDOS ERRAZURIZ OVALLE S.A.	96.822.650-9	Comm. Adm.	Invoices Payables	72,103	(60,591)	193,582	162,674
SERV MULTIFUNCIONALES S.A.	96.879.070-6	Comm. Adm.	Invoices Payables	172,246	(144,745)	0	0
NEGOCIOS Y SERVICIOS GENERALES S.A.	96.913.160-9	Comm. Adm.	Invoices Payables	125,870	(105,773)	0	0
LECHERA LA ESPERANZA S.A.	96.980.220-1	Comm. Adm.	Invoices Payables	148,901	(125,127)	0	0
ADMINISTRADORA AGROPECUARIA S.A.	96.985.130-K	Comm. Adm.	Invoices Payables	65,487	(55,031)	0	0
SERVICIOS AGROPECUARIOS S.A.	96.985.140-7	Comm. Adm.	Invoices Payables	72,575	(60,987)	0	0
AGRIC Y VIÑEDOS TIERRUCA SA	99.521.630-2	Comm. Adm.	Invoices Payables	151,408	(127,234)	0	0
INMOBILIARIA Y COMERCIAL S.A.	99.542.800-8	Comm. Adm.	Invoices Payables	55,133	(46,330)	0	0
AGRICOLA SANTA MACARENA S.A.	99.548.730-6	Comm. Adm.	Invoices Payables	53,978	(45,360)	0	0
GUARDIAS DE SEGURIDAD UNO S.A.	99.596.490-2	Comm. Adm.	Invoices Payables	242,608	(203,872)	0	0
GUARDIAS DE SEGURIDAD DOS S.A.	99.596.500-3	Comm. Adm.	Invoices Payables	86,819	(72,957)	0	0

07. INVENTORY

This item, as of March 31, 2007 and 2006, is structured as follows:

Items	2007	2006
	ThCh$	ThCh$

Inventories	12,688,752	10,931,006

Total	12,688,752	10,931,006

08. DEFERRED TAXES AND INCOME TAXES

The accumulated deferred taxes, and its calculation, are explained in the note 2 (m), ascending to an amount of active net of ThCh$6,889,042.- at March 31, 2007, and ThCh$7,825,840.- of active net at March 31, 2006, and they correspond to the next included detail:

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Deferred Taxes

ITEMS	03-31-2007				03-31-2006
	ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX		ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX
	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM
TEMPORARY DIFFERENCES
Provision for bad debts	80,303	55,988	0	0	107,265	60,299	0	0
Anticipated income	0	0	0	0	0	0	0	0
Holidays provisions	25,601	77,921	0	0	6,482	1,473	0	0
Intangibles amortization	0	0	0	0	0	0	0	0
Assets in leasing	0	0	0	0	0	0	2,243	6,922
Manufacturing expenses	0	0	0	0	0	0	0	0
Fixed assets depreciation	31,026	119,339	110,033	172,400	39,050	106,281	227,044	623,572
Severance pay based on years of service	0	0	0	0	0	0	0	0
Other events	18,289	70,102	0	141,796	16,863	52,808	0	143,097
Tax losses of the period	189,751	10,457,878	0	0	163,182	10,097,950	0	0
Profit from leaseback difference	63,172	252,686	1,280	5,118	64,404	257,616	0	0
Prepaid expenses	0	0	120,858	1,529	0	0	86,492	4,463
Provision of judgment	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0

OTHERS
Related accounts-net of amortization	0	0	0	0	0	0	0	0
Valuation provision	0	4,000,000	0	0	0	2,054,000	0	0
TOTALS	408,142	7,033,914	232,171	320,843	397,246	8,522,427	315,779	778,054

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Income Tax

Items	03-31-2007	03-31-2006

Current tax expenses (tax provision)	0	0
Tax expenses adjustment	0	0
Effect by assets or liabilities due to deferred tax of period	613,633	(685,044)
Tax benefits due to tax losses	(486,094)	529,707
Effect due to amortization of related accounts of deferred assets and liabilities	0	0
Effect on assets or liabilities due to deferred taxes due to changes in the evaluation provision	0	0
Other charges or credits in the account	0	0

Total	127,539	(155,337)

09. OTHER CURRENT ASSETS

As of March 31, 2007 and 2006, the following concepts are presented under this item:

Items	2007	2006
	ThCh$	ThCh$

Leasing and Insurance deferred VAT	35,395	25,687
Other	69,650	3,145
Customer Duty	0	1,391

Total	105,045	30,223

10. FIXED ASSETS

Fixed Assets, as of March 31, 2007 and 2006, include the following balances, the information of which is presented below:

Fixed Assets
ITEMS	2007 M$			2006 M$
	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)

Land	30,806,360	0	30,806,360	30,838,907	0	30,838,907
Construction and infrastructure works	49,543,286	(8,396,982)	41,146,304	49,631,785	(7,272,093)	42,359,692
Machinery and Equipment's	19,005,131	(7,761,436)	11,243,695	19,081,195	(6,718,938)	12,362,257

Other Fixed Assets
Furniture and utiles	2,564,339	(1,475,907)	1,088,432	2,832,130	(1,667,732)	1,164,398
Facilities	9,118,287	(5,121,716)	3,996,571	8,808,377	(3,831,838)	4,976,539
Works in progress	1,937,531	0	1,937,531	2,050,181	0	2,050,181
Assets in Leasing	21,020,408	(2,645,489)	18,374,919	22,739,336	(3,378,039)	19,361,297
Sub-totals	34,640,565	(9,243,112)	25,397,453	36,430,024	(8,877,609)	27,552,415
TOTALS	133,995,342	(25,401,5300)	108,593,812	135,981,911	(22,868,640)	113,113,271

Assets in Leasing

Comprising of other fixed assets, assets in leasing by ThCh$18,374,919.- and ThCh$19,361,297.- as of March 31, 2007 and 2006 are included respectively, which have been valorized according to the indicated in Note 2 (k). The assets in leasing are not legally property of the Corporation thus. Meanwhile the Corporation does not exert the purchase option cannot dispose of them freely. The detail of leasing contracts as of March 31, 2007 is the following:

Leasing Company	Assets	Amount ThCh$	Share	Maturity Date	Interest Rate

Corp. Vida S.A.	SM La Reina	1,601,553	157	06-06-18	UF+TIP
Telmex	Computacional	887,534	243	01-01-10	U$$+TIP
	Equipment
Renta Nac. Cia. Seg. Vida S.A.	SM La Florida	17,743,815	252	05-12-25	UF+TIP
Deferred Profit Lease Back	Cash Registered	(1,857,983)
	SM La Florida
Totals		18,374,919

11. INVESTMENT IN RELATED COMPANIES Breakdown of Investments

The breakdown of investment in related companies is as follows:
Taxpayer Number	Company	Country of Origin	Control of Investment Currency	Number of Shares	Percentage of Share		Equity of Companies		Profit or Loss of the Period		Accrual Result		VPP		Non Realized Results		Book Value of the Investment
					03-31-06	03-31-05	03-31-06	03-31-05	03-31-06	03-31-05	03-31-06	03-31-05	03-31-06	03-31-05	03-31-06	03-31-05	03-31-06	03-31-05
65.229.660-2	Organ. Tecnico Intermedio capacitacion	Chile	Ch$	0	42.00000	42.00000	9,139	9,386	(18)	28	(8)	12	3,838	3,866	0	0	3,838	3,866
TOTAL													3,838	3,866	0	0	3,838	3,866

12. HIGHER AND LOWER VALUE OF INVESTMENTS

The higher and lower values shown in this item are calculated according to the Technical Bulletin number 42 of the Colegio de Contadores de Chile A.G. essentially by applying an amortization at 20 years. At this term, the total investment is expected to be recovered.

The main accounting balances are generated as follows:

1) Lower value of Supermercados Hipermarc S.A.

On December 20, 1999, a purchase is made from Celimar Internacional S.A. (minority Shareholder in Supermercados Hipermarc S.A), of its participation in this company in an amount of US$ 21,000,000; corresponding to 16.32675% of the company's equity. This operation generated a lower book value of ThCh$9,088,538 (historic figure).

2) Lower value of Inmobiliaria de Supermercados S.A.

On September 16, 1996, Supermercados Unimarc S.A. subscribed and paid a capital increase in Inmobiliaria de Supermercados S.A., (ISSA) capitalizing credits against this company in the amount of ThCh$11,500,977 (Historic figure) increasing its participation to 99.999%. At the closing of ISSA financial statements the fixed assets are included at their original value, without considering the expert's appraisal performed upon the creation of ISSA S.A., therefore having to amortize under Lower Value of the Investment for the purchase of shares in ISSA, the price paid to third parties when acquiring the company. Considering in its equity the assets previously assessed, this operation generated a lower value of ThCh$7,634,664 (historic figure).

3) Lower value of Unimarc Abastecimientos S.A.

This subsidiary was acquired in August 1998. At that date, its firm name was Inversion Nacional S.A. and subsequently it was modified to the present Unimarc Abastecimientos S.A. Currently, this company operates as a warehouse of merchandise to be sold in the supermarkets.

The breakdown of this item is the following:

Lower Value
TAXPAYER NUMBER	COMPANY	03-31-2007		03-31-2006
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE

0-E	Supermercados Hipermarc S.A.	133,003	6,714,703	133,118	7,252,929
96.799.180-5	Inmobiliaria de Supermercados S.A.	122,980	4,632,292	123,087	5,128,609
88.627.400-9	Unimarc Abastecimientos S.A.	23,093	1,046,862	23,112	1,140,208
87.678.300-2	Comercial SM. Rancagua S.A.	640	40,961	641	43,558
96.621.750-2	Inmobiliaria Las Tranqueras S.A.	1	30	1	33
96.629.940-1	Transportes Santa Maria S.A.	81	5,348	78	5,673
Total		279,798	12,440,196	280,037	13,571,010

Higher Value

TAXPAYER NUMBER	COMPANY	03-31-2007		03-31-2006
		AMORTIZED AMOUNT IN THE PERIOD	Higher Value Balance	AMORTIZED AMOUNT I3N THE PERIOD	Higher Value Balance
86.360.500-8	Adm. de Supermercados S.A.	1,158	26,354	1,159	31,011

	TOTAL	1,158	26,354	1,159	31,011

13. OTHER (Assets)

Other Long Term Assets

As of March 31, 2007 and 2006, the amounts invested in the acquisition and start-up of new computational systems and others are presented under this item, according to the following breakdown:

Items	2007	2006
	ThCh$	ThCh$

Warranties	1,211,493	1,059,115
Computational system project	0	11,092
Other long term assets	189,061	201,869

Total	1,400,554	1,272,076

SHORT TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Short Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of March 31, 2007 and 2006 is the following:

TAXPAYER NUMBER	BANK OR FINANCIAL INSTITUTION	TYPE OF CURRENCIES AND READJUSTMENT INDEX										$ NOT READJUSTED		TOTAL
		DOLLARS		EUROS		YENS		OTHER FOREIGN CURRENCIES		UF
		03-31-06	03-31-05	03-31-06	03-31-05	03-31-06	03-31-05	03-31-06	03-31-05	03-31-06	03-31-05	03-31-06	03-31-05	03-31-06	03-31-05
Short Term (code 5.21.10.10)

97.003.000-k	Banco do Brasil	0	0	0	0	0	0	0	0	0	0	0	634,739	0	634,739
97.051.000-1	Banco del Desarrollo	1,027,608	1,091,034	0	0	0	0	0	0	0	0	0	0	1,027,608	1,091,034
97.018.000-1	Scotiabank Sud Americano	0	0	0	0	0	0	0	0	0	0	0	0	0	0
97.041.000-7	Banco Boston	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	1,027,608	1,091,034	0	0	0	0	0	0	0	0	0	634,739	1,027,608	1,725,773
	Debt capital amount	1,023,369	1,084,675	0	0	0	0	0	0	0	0	0	633,417	1,023,369	1,718,092
	Avg. Annual Interest Rate	4.5	4.5	0	0	0	0	0	0	0	9	0	0
Long Term (Code 5.21.10.20)
97.023.000-9	Corp Banca	0	0	0	0	0	0	0	0	662,312	625,862	0	0	662,312	625,862
96.621.750-2	KfW	418,653	421,570	0	0	0	0	0	0	0	0	0	0	418,653	421,570
97.041.000-7	Bank Boston	1,852,573	2,219,369	0	0	0	0	0	0	0	0	0	0	1,852,573	2,219,369
O-E	Banco Societe Generale	0	0	0	0	0	0	0	226,549	0	0	0	0	0	226,549
97.036.000-K	Santander Santiago	0	0	0	0	0	0	0	0	0	0	240,687	230,642	240,687	230,642
97.003.000-K	Banco Do Brasil	0	0	0	0	0	0	0	0	0	0	109,376	0	109,376	0
O-E	Banco Supervielle	0	0	0	0	0	0	40,642	0	0	0	0	0	40,642	0
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	2,271,226	2,640,939	0	0	0	0	40,642	226,549	662,312	625,862	350,063	230,642	3,324,243	3,723,992
	Debt capital amount	2,214,974	2,568,095	0	0	0	0	40,642	190,518	654,510	614,418	347,970	226,430	3,258,096	3,599,461
	Avg. Annual Interest Rate	4.5	6.5	0	0	0	0	14.5	0	8.1	8	0	0

	Percentage of obligations in foreign currency (%)			76.7400

	Percentage of obligations in domestic currency (%)			23.2600

15. LONG TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Long Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of March 31, 2007 and 2006 is the following:

Taxpayer Number	Bank or Financial Institutions	YEARS TO MATURITY	CURRENT PERIOD CLOSING DATE	PREVIOUS PERIOD CLOSING DATE
Index of readjustment Currency	More than 1 Up to 2	More than 2 Up to 3	More than 3 Up to 5	More than 5 Up to 10	More than 10 years	Total long term at Financial Statement closing	Average Annual Interest Rate	Total Long Term at Financial Statement Closing
Amount	Term
97.023.000-9	Corp Banca	U.F.	655,191	0	0	0	0	0	655,191	8.5	1,311,584
96.621.750-2	KfW	Dollars	405,662	405,662	811,323	608,497	0	0	2,231,144	5.6	2,642,560
97.036.000-K	Santander Santiago	$ non readjustment	193,856	0	0	0	0	0	193,856	0	445,524
96.621.750-2	Societe Generale	Otras Monedas	0	0	0	0	0	0	0	14.00	116,567
97.041.000-7	Bank Boston	Dollars	1,900,322	877,072	0	0	0	0	2,777,394	7.5	4,596,717
O-E	Banco Supervielle	Otras Monedas	41,482	42,339	43,215	108,159	0	0	235,195	11.00	0
97.003.000-K	Banco Brasil	$ non readjustment	381,370	0	0	0	0	0	381,370	10	0
TOTALS	3,577,883	1,325,073	854,538	716,656	0	0	6,474,150	9,112,952	0

Percentage of obligations in foreign currency (%)	77.3600

Percentage of obligations in domestic currency (%)	22.6400

16. PROVISIONS AND PENALTIES

PENALTIES

Concerning penalties, there are no penalties in force affecting neither the parent company nor its subsidiaries at the end of the period analyzed in these financial statements.

PROVISIONS

As of March 31, 2007 and 2006, the breakdown of this item is the following:

Items	2007	2006
	ThCh$	ThCh$
Holidays Provisions	582,877	42,304
Judgment Provisions	543,624	395,159
Other Provisions	297,378	152,018
Total	1,423,879	589,481

17. OTHER LONG TERM LIABILITIES

This item corresponds to the income received in advance for the concession at 10 years' term of the Supermarket premises in Argentina. During the year 2006, the amount to be accrued is shown under the item Income received in advance of current liabilities.

On July 27, 2004, the Board of Directors approved the rescission of the concession contract, that requested Supermercados Norte S.A., of the space located in the district of Caseros, Partido de Tres de Febrero, that the Society gave him in sub-concession, being accrued at December 31, 2004, the entirety of the concession gotten paid in advance, corresponding to the period from January 01, 2005 to June 30, 2009, equivalent to Chilean $1,113,685.
Items	Short-term		Long-term
	2007	2006	2007	2006
	ThCh$	ThCh$	ThCh$	ThCh$

Income received in advance	436,991	409,011	596,255	919,198

Total	436,991	409,011	596,255	919,198

18. MINORITY INTEREST

The following amounts are presented under this item: ThCh$12,771.- and ThCh$17,308.- as of March 31, 2007 and 2006, respectively. These amounts correspond to the acknowledgment of the minority shareholders' proportion of the equities of the consolidated subsidiaries, according to the following breakdown:
Company	Percentage of Share		Amount
	2007	2006	2007	2006
	%	%	ThCh$	ThCh$
Administradora de Supermercados S.A.	0.06400	0.06400	6,192	6,328
Transportes Santa Maria S.A.	0.40000	2.00000	(4,254)	(3,219)
Comercial Supermercados Santiago S.A.	1.00000	1.00000	2,184	2,571
Unimarc Organización y Servicios S.A.	0.43726	0.04500	8,638	11,616
Inmobiliaria de Supermercados S.A.	0.00004	0.00004	9	9
Supermercados Hipermarc S.A.	0.00001	0.00001	2	3
Total			12,771	17,308

19. CHANGES IN EQUITY

The equity variations of the 2007 and 2006 periods are:

Variations of other reserves item:

It corresponds to equity variations registered by subsidiary Unimarc Organizacion y Servicios S.A. in an amount of ThCh$256,774.- and ThCh$717,425.- (historic figure) as of March 31, 2007 and 2006 respectively, which adjusted its investment in a foreign affiliate (Supermercados Hipermarc S.A.), according to the provisions indicated in the Technical Bulletin Number 64 of the Colegio de Contadores de Chile A.G. regarding valuation of foreign investments. The translation difference is presented when comparing different price-level restatement like the variation of IPC (CPI) and the Dollar.

19. CHANGES IN EQUITY Changes in Equity

03-31-2007							03-31-2006
Items	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Accumulated Results	Result for the period	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Accumulated Results	Result for the period
Opening Balance	61,184,347	0	31,295,029	(9,861,672)	2,526,467	(7,904,601)	59,925,903	0	30,651,351	(10,069,222)	10,597,760	(8,123,258)
Distribution Previous Period	0	0	0	0	(7,904,601)	7,904,601	0	0	0	0	(8,123,258)	8,123,258
Final Dividend Previous Period	0	0	0	0	0	0	0	0	0	0	0	0
Capital increase with cash share issuance	0	0	0	0	0	0	0	0	0	0	0	0
Capitalization of Profits and/or Reserves	0	0	0	0	0	0	0	0	0	0	0	0
Period of Development Accumulated Deficit	0	0	0	0	0	0	0	0	0	0	0	0
Accumulated Readjustment due to translation difference	0	0	0	256,774	0	0	0	0	0	698,564	0	0
Own Capital Revaluation	0	0	122,369	(19,723)	(10,756)	0	0	(179,778)	(91,954)	30,208	(7,423)	0
Profit/Loss for the Period	0	0	0	0	0	(2,355,924)	0	0	0	0	0	(2,397,879)
Provisional Dividends	0	0	0	0	0	0	0	0	0	0	0	0
Closing Balance	61,184,347	0	122,369	(9,624,621)	(5,388,890)	(2,355,924)	59,925,903	(179,778)	30,559,397	(9,340,450)	2,467,079	(2,397,879)
Updated Balances							61,543,902	(184,632)	31,384,501	(9,592,642)	2,533,690	(2,462,622)

19. CHANGES IN EQUITY Number of Shares
SERIES	NUMBER OF SUBSCRIBED SHARES	NUMBER OF SHARES PAID	NUMBER OF SHARES WITH A VOTING RIGHT
Single	1,261,849,619	1,261,849,619	1,261,849,619
19. CHANGES IN EQUITY Capital (Amount ThCh$)
SERIES	SUBSCRIBED CAPITAL		PAID-IN CAPITAL
Single	61,184,347		61,184,347

20. OTHER NON-OPERATING INCOME AND EXPENSES

As of March 31, 2007 and 2006, the breakdown of this item is formed as follows:

Other non-operating income

Items	2007 ThCh$	2006 ThCh$

Rentals	826	0
Cashier register overage	11,977	14,297
Other non-operating income	34,313	37,521

Total	47,116	51,818

Other non-operating expenses

Items	2007 ThCh$	2006 ThCh$
Penalties and sanctions	1,937	801
Cashier register lacks	16,199	12,392
Other non-operating expenses	123	0
Total	18,259	13,193

21. MONETARY CORRECTION

ASSETS (CHARGES) / CREDITS	READJUSTMENT INDEX	03-31-2007	03-31-2006
Inventories		0	0
Fixed assets	IPC	141,484	(126,126)
Investments in related companies	IPC	25,334	(41,581)
Accounts receivables with related companies	UF	0	0
Other non-monetary assets	IPC,UF	8,083	(24,004)
Accounts of expenses and costs	IPC	(747)	(250)
Total (charges) credits		174,154	(191,961)

LIABILITIES (CHARGES) / CREDITS
Equity	IPC	(154,479)	255,670
Accounts payable with related companies	UF	(2,758)	(6,665)
Obligations with banks	UF	(4,347)	(0)
Minority interest		$(492,577)	(165,819)
Non-monetary liabilities	IPC,UF	(144,629)	193,862
Income account	IPC	0	0
Total (charges) credits		(798,790)	277,048
(Loss) Profit due to monetary correction		(624,636)	85,087

22. EXCHANGE RATE DIFFERENCES

ITEM	CURRENCY	AMOUNT
		03-31-2007	03-31-2006
ASSETS (CHARGES) / CREDITS
Result from the translation of Argentinean Subsidiary	US$	0	572,047
Other non-monetary assets	US$	3,234	6,316
Accounts receivables with related companies	US$	331,658	0
Total (charges) credits		334,892	578,363

LIABILITIES (CHARGES) / CREDITS
Obligations with banks	US$	(150,250)	(342,744)
Other non-monetary liabilities	US$	72,603	(159,126)
Accounts payable with related companies	US$	0	0
Total (charges) credits		(77,647)	(501,870)
(Loss) Profit due to monetary correction		257,245	76,493

23. CONTINGENCIES & RESTRICTIONS

  Direct commitments

a.1) Banco BBVA

Since March 31, 2007, Supermercados Unimarc S.A. does not keep any pending obligations with Banco BBVA, former BBVA Banco BHIF, (BBVA), as they were all paid in full during year 2003. The only pending issue is the release of the given guaranties to cover the already extinguished obligations. Notwithstanding the foregoing, at present there are several proceedings between BBVA and companies of the Errazuriz Group, originating in the sale of former Banco Nacional.

The claims, insofar as they relate to the credit of the companies that sold the shares in former Banco Nacional, including Supermercados Unimarc S.A., were filed after Arbitrating Judges Samuel Lira Ovalle and Arnaldo Gorziglia Balbi, and all of them are currently pending, except for fourteen of them which have already been ruled. Ten of them were decided in favor of companies of the Errazuriz Group, where the bank was sentenced to additionally pay amounts exceeding U.F. 450,000 plus interest. They could cause the outstanding amounts to rise as high as U.F. 800,000 (in agreement the liquidations that have appeared before the by Arbitration Court).

  Claims being heard at an Arbitrating venue:

At present there are 32 claims - Arbitration Folders; each one bears the name Folder No. 01 through No. 32, plus one called Book and another one called Principal. The 32 arbitration folders and the principal one, originate in the non-payment of the price of the shares in former Banco Nacional, in connection to the sale under contract of purchase of shares dated July 23, 1989, executed before Notary public Mr. Andres Rubio Flores. The folder called Book originates in the publication, editing and distribution by executives and directors of BBVA of the Book "Los secretos de Fra Fra" (Fra Fra Secrets), a book whose editing publication and distribution was prohibited under a judicial resolution. In this case, indemnity payments are sought for the damages caused by said publication.

(ii) The status or stage of the process in connection with each folder is the following:

Folder No. 1, favorably awarded.

Folder No. 2, favorably awarded.

Folder No. 3, favorably awarded.

Folder No. 4, awarded against the claims of both parts.

Folder No. 5, favorably awarded.

Folder No. 6, favorably awarded.

Folder No. 7, favorably awarded.

Folder No. 8, awarded against the claims of "Errazuriz Group".

Folder No. 9, awarded against the claims of "Errazuriz Group".

Folder No. 10, favorably awarded.

Folder No. 11, favorably awarded.

Folder No. 12, favorably awarded.

Folder No. 13, favorably awarded.

Folder No. 14, awarded against the claims of "Errazuriz Group".

Folder No. 15, currently in the stage of remarks to evidences.

Folder No. 16, pending to summon to hear the final sentence.

Folder No. 17, awarded against the claims of "Errazuriz Group".

Folder No. 18, in a stage of summons to hear the final sentence.

Folder No. 19, in a stage of summons to hear the final sentence.

Folder No. 20, favorably awarded. (resource of pending complaint before the Court of Appeals of Santiago).

Folder No. 21, in a stage of summons to hear the final sentence.

Folder No. 22, in a stage of summons to hear the final sentence.

Folder No. 23, in a stage of summons to hear the final sentence.

Folder No. 24, in a stage of summons to hear the final sentence.

Folder No. 25, awarded against the claims of "Errazuriz Group".

Folder No. 26, awarded against the claims of "Errazuriz Group".

Folder No. 27, in a stage of summons to hear the final sentence.

Folder No. 28, currently in the stage of discussion.

Folder No. 29, currently in the stage of discussion.

Folder No. 30, currently in the stage of discussion.

Folder No. 31, currently in the stage of discussion.

Folder No. 32, currently in the stage of discussion.

Book Folder, is awaiting the evidence stage.

Principal Folder, in where the evidences are transacted several.

(iii) In connection with the amounts involved.

The lawsuits filed before the Arbitrating Judges, add up to a total amount of U.F. 1,224,250 plus interest, a matter that, given the dates over which, in general, the Arbitrating Court has ordered the addition of interest (between years 1990 and 1993), usually duplicates or triplicates de capital amounts claimed.

a.2) Corp Banca

Mortgage guarantees over Supermercados Maipu I and Maipu II and Manuel Montt, owned by Inmobiliaria de Supermercados S.A., the accounting value of which amounts to ThCh$1,706,907, ThCh$2,824,878 and ThCh$1,213,372, respectively, for credits granted by Corp Banca which as of March 31, 2007 amount to ThCh$1,317,503.

a.3) Banco del Desarrollo

As of March 31, 2007, the affiliate company Inmobiliaria de Supermercados S.A., has mortgaged the real estates called Concepcion and Cordillera, in order to guarantee to the Banco del Desarrollo commitments currently held or that may be held in the future by Supermercados Unimarc S.A. or its affiliates. The accounting value of said assets is ThCh$2,552,857 and ThCh$3,477,279espectively, and the debt's value as of March 31, 2007 amounts to ThCh$1,027,608.

a.4) Banco Bank Boston

As of the closing date of these financial statements, the capital credit as of March 31, 2007 in the amount of US$8,506,346 up-to-date in the payment of capital and interest.

In connection with this debt, on December 29, 1998 the Company lodged as collateral, certain forestry assets owned by related companies, through common ownership, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Agricola y Forestal Paredones Limitada (formerly Forestal Regional S.A.), guarantees whose terms were approved in the respective Extraordinary Shareholders' Meetings of said companies and by their partners in each case. It is possible to indicate that at the moment some of the indicated forest assets, were transferred in property to the related society Agricola Santa Macarena S.A.

On May 06, 2003 the parties entered into a modification of the original Credit Contract, called "18th Amendment to Credit Agreement", whereby the debt shall be restructured on a long-term basis. Likewise, on May 06, 2003 before Notary Public Rene Benavente Cash, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage and prohibition to dispose contract in connection with: Supermercado Chillan, lands in Chiguayante I and II, lands in Iquique and land in Temuco II; and a pledge over the goods and chattels for supermarkets; in order to guarantee to Bank Boston N.A., Nassau Branch, the full, actual and timely compliance with each and every one of the obligations described in clause first of this deed, including, without limitation, the full, complete and timely payment of each one of the capital installments on the specified payment days, plus interest, including penalty interest, commissions and others, in connection with the loan and promissory notes, the Mortgage Guarantor lodges in favor of Bank Boston N.A., Nassau Branch, a first degree mortgage over each one of the real estates, in accordance with the provisions contained in the Civil Code.

On August 04, 2003 the Company subscribed the extension pages of the promissory notes in connection with the credit contract agreed on December 8, 1998 with Bank Boston N.A., Nassau Branch (External Loan No. 33,169), whereby the time of the credit was extended until year 2007.

During the year 2006 Bank Boston came to raise, according to the contract and to its exact fulfillment, lands of Chiguayante and Iquique, Temuco II and diverse agricultural estates.

On February 13, 2007 the parties entered into a modification of the original Credit Contract, called "22th Amendment to Credit Agreement", by the balance of the debt with victory November 15, 2007 and by an amount of $6,506,346.08. Which is reconstructed in 24 monthly payments, from November 15, 2007, overcoming October 15, 2009.

a.5) Kreditanstalt fur Wiederaufbau (KfW)

On October 23, 2002, before Notary Public Sergio Rodriguez Garces, the parties entered into a contract of transaction and discontinuance of actions. As an outcome of said contract of transaction and discontinuance of actions, Supermercados Unimarc S.A. and KfW signed two new contracts whereby they rescheduled the credits in force with said institution, called "Rescheduling Agreements". As of March 31, 2007, the short-term and long-term debts with KfW amount to US$4.8 million.

As collateral for said obligations, as per a public deed dated November 22, 2001 executed at the Notary's Office of Mrs. Gloria Acharan Toledo, a pledge has been lodged which encompasses one part of the group of assets de imported under the loans granted by KfW, consisting of cooler shelves, bakery equipment, lighting equipment, shelves, check-out, air conditioning equipment and supermarket carts, contained in the following invoices: 56-5184-0001-01, 56-5184-0001-02, 56-5184-0001-03 and 56-5184-0001-04 (assets of the Linde brand); 56-5184-0007-01 y 56-5184-0008-01 (assets of the AEG brand); 56-5184-0005-01 y 56-5184-0005-02 (assets of the Cefla brand); 56-5184-0003-01 and 56-5184-0004-02 (assets of the Miwe brand); 56-5184-0002-01 (assets of the Trane brand); y,56-5184-0017-01 (assets of the Artok brand).

On November 01, 2004, CCC Machinery GMBH request the constitution of an Arbitration Tribunal before the International Chamber of Commerce of Paris in order to collect a non existing debt, CCC Machinery says its amount is of 6,655,768 Euros. Supermercados Unimarc S.A. argues the obligation shall be paid by KfW, as per Purchase Contract signed among the parties involved.

This by arbitration court was constituted, beginning between the parts the period of discussion and test. At the moment such procedure is in stage of observations to the test rendered in cars. Supermercados Unimarc S.A. in all the stages has insisted on which some slope towards CCC Machinery does not have obligation.

  Guaranties received from third parties

  b.1) Banco Do Brasil

  In order to guarantee the credits granted by Banco Do Brasil, the related companies Salmoalimentos S.A., have mortgaged assets owned by it. The value of said debt, as of March 31, 2007 amounts to ThCh$ 509,905. The property lodged as collateral is P.A.M. Carolina III, is limited to US$ 1,500,000.

  On April 21, 2006 the credit was reconstructed in 56 monthly payments from the 21 of May of 2006.

  b.2) Banco Scotiabank SudAmericano

  Mortgage guarantee over a building and constructions of Supermercado Vina San Martin, now of property of Renta Nacional Compania de Seguros de Vida S.A. in favor of a loan granted by Banco Scotiabank Sud Americano. The net accounting value is ThCh$1,062,333. On January 10, 2006, the debt was payment and the guarantee is in rise process.

  b.3) Banco Santander Santiago

  On July 16, 1998 the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., was lodged as guarantee to Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Supermercados Unimarc S.A. The accounting value of said real estate amounts to ThCh$11,547,767 and the debt's value as of March 31, 2007 amounts to ThCh$454,543.

  It is possible to indicate, that the present owner is Unimarc International. The transaction was verified on December 6, 2005. The building is taxed with general mortgage and enrolled prohibition in favor of the Banco Santander Santiago.

  Indirect commitments

  c.1) The Company and other subsidiaries of Inversiones Errazuriz Ltda. (Inverraz Ltda.) have reported since 1994 and 1996, in connection to their condition as guarantors in the payment of obligations undertaken by Inverraz Ltda. with the State Street Bank and Trust Company incurred into in those dates, in the amount of ThUS$44,444 and ThUS$65,000, respectively.

  On March 25, 2001, Inverraz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. The lawyers of Inverraz Ltda. informed that according to definitive verdict of the Supreme Court of the United States, dated January 22, 2005, the amounts of the obligations that hypothetically could affect our company, as guarantor, would reach to an amount equivalent to 30.80% for the credit of the year 1994, it is to say US$13,688,889 in principal, plus interest approximate of US$6,000 per day from March 02, 2000, and 38.82% for the credit of the year 1996, it is to say US$25,232,000 in principal, plus interest approximate of US$8,400 per day from March 08, 2000, percentages that would be increased, in case bankruptcy or liquidation is declared of one or more of the guarantors, once concluded the respective proceedings that can begin against those, and liquidated of the other companies.

  In our concept and guaranteed by our lawyers, this debt is extinguished by prescription totally, for the reasons expressed in the judgment that is followed in Chile before 24vo Judged Civil of Santiago, Roll Nro 5449-2001, "State Street Bank and Trust Company con Inversiones Errazuriz y Otros", where the part of the bank has answered the prescription exception and has accompanied the failure in the process. Our part has been against, according to writing presented in March 11, 2005, to this sentence. In addition to this process hangs at the moment of the consideration of the Court of Appeals, by a incompetent incident, the cause "Inversiones Errazuriz S.A. today Limited and Others with State Street Bank and Trust Company ", of 27vo Judged Civil of Santiago, Roll Nro 5930, of the year 2003, in which the part plaintiff also alleged formally the prescription of all and each one of the obligations that emanated of contracts of mutua and the promissory notes subscribed by Inversiones Errazuriz S.A.; also it was requested that they were declared prescribed all and each one of the obligations that the remaining societies contracted plaintiffs by means of the pacts or contracts of guarantee, with declaration it express that they are declared prescribed or extinguished all and each one of the ordinary actions and executive and any order and nature that could have emanated and/or that emanate of the promissory notes, the pacts of guarantee and contracts of loan. The indemnification of damages that has left lately in press, finds its foundation, according to it are expressed in the mentioned judgments, indeed in the obligations whose extinction and prescription is being requested that is declared by the Chilean courts; all it prevents the fulfillment of the failure dictated in the United States of North America. Consequently, it is litigated on the existence of the debt in Chile.

  In January 22, 2005 the definitive sentence was issued from the Supreme Court of the United States of America in which the request conducted by the judgment between Inversiones Errazuriz Ltda. and others with State Street Bank and Trust Company was denied.

  The resolution to which State Street Bank and Trust Company, assigns the character of definitive sentence, is nowadays being recognized through an EXEQUATUR Proceeding, requested by the mentioned bank before the Supreme Court, under the number of entrance 2349-2005. To the request of "pase regio", Supermercados Unimarc S.A. filed on August 4, 2005, the conferred transfer and indicated that the mentioned resolution was dictated with infraction of all the norms related to the international regularity of the sentences. It is indicated in addition that the referred resolution is against the National Jurisdiction, to the National Public Order, in addition that its content is not the result of a previous procedure that has been transacted legally in where both parts had right to make be worth their intentions. Next to the previous thing, it is maintained that the State Street Bank is not the legitimate organization to act in addition that the bank endorsed the notes and other documents of bottom of the initiated actions, without a mandate or power from the present proprietors of the mentioned credits to the mentioned bank consists.

  The EXEQUATUR request already was look by the First Room of the Excma. Supreme Court in a hearing of pleas in which our part made be worth all and each one of the arguments maintained when evacuating the respective transfer. The Room requested to bring at sight the files corresponding in the opinions that follow between the parts before 24vo and 27vo Judged Civil of Santiago. At the moment the cause is for failure.

  Roll Nro 11725-03 of the Court Appeals of Santiago, that talks about the judgment "Inversiones Errázuriz Ltda. and others with State Street Bank and Trust Company" dictate to favorable resolution to the plaintiff Inversiones Errázuriz Ltda. October 11 of 2006 and as a result of it this discussing itself what the plaintiff in 27vo Judged Civil of Santiago in the cause requests Roll 5930-3, the invalidity of the clauses that prorogued the jurisdiction for the courts of the State of New York. Also it was requested that it was declared that State Street Bank and Trust Company is not deserving of plaintiff Inversiones Errázuriz Ltda. and the other societies, because State Street Bank endorsement the credits to third and in addition because the debt is prescribed. In this cause, after discussion proceedings, the call to a hearing has become of conciliation to the parts, stage that is obligatory within our civil procedure before following ahead with the transaction of the cause.

  c.2) On December 31, 1998, the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations of same with Banco Santander Santiago, which as of March 31, 2007 is of an amount of ThCh$2,018,946. The purpose of which is to finance the construction of supermarkets for Supermercados Unimarc S.A.

  Additionally, on July 16, 1998, the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., is lodged as guarantee to Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Inmobiliaria y Constructora Nacional S.A., and/or Supermercados Unimarc S.A. and/or Salmones y Pesquera Nacional. Only for the case of Salmones y Pesquera Nacional S.A. the mortgage guaranty is limited to a maximum amount of ThUS$1,000.

  It is possible to indicate, that the present owner is Unimarc International. The transaction was verified with date December 6, 2005.

  c.3) On October 10, 1998 the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations with Corp Banca. The debt's balance as of March 31, 2007 amounts to ThCh$3,464,251.

  c.4) On November 13, 2002, before Notary Public Arturo Carvajal Escobar, the affiliate company Unimarc Organizacion y Servicios S.A., entered into a contract and lodged a mercantile pledge over the shares held in company Inmobiliaria de Supermercados S.A., in favor of companies Ganadera y Forestal Nacional Limitada, Ganadera y Forestal Nacional S.A., and Agricola y Forestal Paredones Limitada, in order to guarantee to said companies the full and timely compliance with each and any of the current obligations referred to in said contract, and also of those which company Supermercados Unimarc S.A. may keep with Ganadera y Forestal Nacional Limitada, Ganadera and Forestal Nacional S.A., and with Agricola y Forestal Paredones Limitada, and especially to guarantee the obligations evidenced in Clauses Fifth and Ninth hereof.

  c.5) On October 15, 2004, before Notary Public Enrique Tornero Figueroa, the affiliate company Unimarc Organizacion y Servicios S.A., signed a contract and give a mercantile pledge on second degree, over the shares held in company Inmobiliaria de Supermercados S.A., in favor of society Inmobiliaria y Constructora Nacional S.A. with the object of guaranteeing to such society the complete and opportune execution of all and any obligations present, future or eventual, established by said contract, and also of those that the society Inmobiliaria de Supermercados S.A. could have for Inmobiliaria y Constructora Nacional S.A.

  c.6) On October 15, 2004, before Notary Public Enrique Tornero Figueroa, the affiliate company Unimarc Organizacion y Servicios S.A., signed a contract and give a mercantile pledge on first degree, over the shares held in company Interagro Comercio y Ganado S.A., in favor of society Inversiones Culenar S.A. with the object of guaranteeing to such society the complete and opportune execution of all and any obligations present, future or eventual, established by said contract, and also of those that the society Interagro Comercio y Ganado S.A. could have for Inversiones Culenar S.A.

  c.7) By Public Writing of June 24, 2004, before Notary of Santiago, Mr. Enrique Tornero Figueroa, the filial society Inmobiliaria de Supermercados S.A. constituted mortgage in favor of Renta Nacional Compania de Seguros de Vida S.A., to guarantee the obligations of Ganadera y Forestal Nacional II S.A., coming up from mutual mortgage that the latter has in favor of Renta Nacional Compania de Seguros de Vida S.A.

  Other commitments

d.1) In a Board of Directors' Meeting held on December 15, 1998 it was agreed to support the obligations that its affiliate in Argentina, Supermercados Hipermarc S.A. may have undertaken or may undertake in the future with the foreign company Jose J. Chediack S.A.I.C.A. for an amount of up to $ARG 20,000 (Argentinean pesos).

d.2) On June 10, 1999 the affiliate company Supermercados Hipermarc S.A., entered into a financing and occupation agreement with NAI International II, Inc (sucursal Argentina), and NAI International II Inc., whereby the construction and operation of two movie-theater complexes for Multicenter Belgrano and Quilmes with 10 and 8 rooms, respectively, was agreed. To this effect, a loan was agreed, which was granted by NAI International II., Inc for the construction for an amount which at present amounts to ARG$3,523,542.89 (Argentinean pesos), payable during the term of the 12 year concession. Same shall accrue an agreed interest at the Libor rate plus 1.5%. Said loan is guaranteed by Supermercados Unimarc S.A. until the discharge it same. In September, 2002 a real right of antichresis was entered into, guaranteeing the occupancy of the movie theaters for a term of 12 years, since the grand opening until July, 2012.

d.3) On August 4, 2006 contract of debt with Banco Supervielle S.A. that ascends according to the mentioned contract to the sum of Argentine pesos 2,105,601.94, to which was reconstructed is due to discount the sum of $ 500,000 by check turned by Cencosud S.A. in favor of Supermercados Hipermarc S.A., that endorsed the mentioned check to Banco Supervielle S.A., to perfect the reorganization.

The balance of the debt by $ 1.605.601,94 will be paid in 84 monthly payments, paying only interest in the first 6 payments and from seventh, it will take place the amortization of capital and payment of monthly interest, by means of the French system of amortization.

On August 4, 2006 a contract with Cencosud S.A. was signed, constituting an onerous possession on the buildings located in Yerbal 1144/6, Yerbal 1160/2, Av. Rivadavia 5765/7/9 and Av. Rivadavia 5751/59/63, for the installation of a Homecenter of the Easy Chain by the term of 20 years, which maintain a mortgage constituted opportunely by USD 2.000.000.- a favor of the Bank Societe Generale Joint-stock company (Banco Supervielle S.A..) and whose present balance is by the amount indicated in the active previous paragraph and a dominant servitude of temp step, real and gratuitous. Against the company/signature of the real right of enjoyment, $ 700,000 for advance of the minimum canon of the first forty months were received. The Supervielle Bank lent its consent in the corresponding writing.

In this date Supermercados Hipermarc S.A.. the cession in guarantee of the leasing signed with Cencosud S.A. by the buildings located in Yerbal 1144/6, Yerbal 1160/2, Av. Rivadavia 5765/7/9 and Av. Rivadavia 5751/59/63, decided with Banco Supervielle S.A. and the cession in guarantee of the leasing of sub-concession by the located commercial center in the locality of Caseros, party of Tres de Febrero, until exhausting the mentioned loan.

d.4) As a consequence of the sale of the Fund of Trade, the Society Supermercados Hipermarc S.A., assumed other commitments, including the one of maintaining harmless the buyer for all the claims previous to the closing date (July 01, 1999) and until the term of 60 months counted from the mentioned closing.

In the course of the previous exercise, a preliminary reconciliation was made with Supermercados Norte S.A. by balances of obligations assumed in the contract of partial transfer of the Fund of Trade, by means of compensation among existent credits in favor of the Society and debits by refund of expenses, by adjustments of inventory difference and payments in excess carried out by Supermercados Norte S.A. As a consequence of this reconciliation were liberated and cashed the promissory notes in favor of the Society liberated appropriately by US$924,746.00, retained by the notary Pedro Bonnefon in guarantee of the operation by the sale of the Fund of Trade. In guarantee for the eventual compensable claims communicated by Supermercados Norte S.A. with reason of a judgment of civil action, Supermercados Hipermarc S.A. constituted a mortgage in first degree in favor of Supermercados Norte S.A. on the property in Avenue Federico Lacrozze 1755/57/61/3 of the autonomous City of Buenos Aires until by the amount of $750,000.00.

d.5) On January 29, 2004, Supermercados Hipermarc S.A. granted the guarantee to the promissory note, not to the order, without protest, liberated by Capillitas S.A. by the amount of $1,800,000, to guarantee the operations that this Society will maintain with Renault Credit International S.A. Banque - Argentinean Branch.

d.6) On December 17, 1999, in the presence of Notary Public Mr. Jose Musalem Saffie, the associated company Inmobiliaria de Supermercados S.A., mortgaged the real estate known as Terreno Arturo Prat in Concepcion, which to March 31, 2007 has an accounting value of ThCh$2,935,653 to guarantee banking obligations which company Inmobiliaria y Constructora Nacional S.A. keep at present or may keep in the future with Corp Banca. The balance of these companies debt as of March 31, 2007 amounts to ThCh$3,464,251.

d.7) On June 14, 2002, before Notary Public Mr. Enrique Tornero Figueroa, the associated company Inmobiliaria de Supermercados S.A., mortgaged to Inmobiliaria y Constructora Nacional S.A. the real estate called Maipu I, Manuel Montt, Cordillera, Concepcion, and Terreno Arturo Prat, in order to guarantee to company Inmobiliaria y Constructora Nacional S.A., the exact, full and timely discharge of any and all obligations kept by Inmobiliaria de Supermercados S.A., or those it may keep in the future either directly or indirectly.

d.8) On June 25, 2002 the associated company Interagro Comercio y Ganado S.A., signed a General Mortgage, in order to guarantee to company Inversiones Culenar S.A. the exact, full and timely discharge of each and any of the obligations kept by the party lodging same.

d.9) On June 06, 2003, before Notary Public Rene Benavente Cash, the affiliate company Unimarc Organizacion y Servicios S.A., became surety and joint and several debtor of Comercial Supermercados Santiago S.A., in connection with each and every obligation currently held or which may be held in the future by same with Agricola y Forestal Paredones Limitada, Ganadera y Forestal Nacional Limitada, and Ganadera y Forestal Nacional S.A.

d.10) On December 23, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the property called Supermercados Providencia. The obligations being guaranteed by this mortgage and the general mortgage guaranty clause extends to all and any of the obligations that Inmobiliaria de Supermercados S.A. currently has or that it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

It is possible to indicate, that the present owner is Unimarc International. The transaction was verified with date December 6, 2005.

d.11) On December 31, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the real estate called Supermercados Maipu II. The obligations guaranteed by this mortgage and the general mortgage guaranty clause extends to all an any of the obligations which Inmobiliaria de Supermercados S.A. currently has or which it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

e) Labor Court Cases

The parent company and its affiliates keep several litigation cases of a labor nature with former workers, in connection with which provisions in the amount of ThCh$543,624 were made, which cover all of the disbursements which in the opinion of the legal counsel of the companies involve the maximum risk to the Companies.

23. CONTINGENCIES AND RESTRICTIONS Direct Guaranties

Creditor of the Guaranty	Debtor		Type of Guaranty	Assets Involved		Payments pending balances at financial statement closing date		Release of Guarantees
	Name	Relationship		Type	Book value	03-31-06	03-31-06	03-31-07	Assets	03-31-08	Assets	03-31-09	Assets

Indirect Guaranties

There are not indirect guaranties.
Creditor of the Guaranty	Debtor		Type of Guaranty	Assets Involved		Payments pending balances at financial statement closing date		Release of Guarantees
	Name	Relationship		Type	Book value	03-31-06	03-31-06	03-31-07	Assets	03-31-08	Assets	03-31-09	Assets

24. Cautions obtained from third

As of March 31, 2007, cautions they are the following ones:

			TYPE OF	TYPE OF	ASSENTS JEOPARDIZE	VALUE ACTIVE	BALANCES TO PAY
CREDITOR	DEBTOR	OTORGANTE	RELATION	OPERATION	M$	M$	M$

Banco Boston	Sm Unimarc SA	Soc. Ganadera y Forestal Nacional Ltda.	Comm. Adm.	Mortgage	Forest Assents	14,900,662	4,629,967
		Ganadera y Forestal Nacional S.A.	Comm. Adm.	Mortgage	Forest Assents
		Agricola y Forestal Paredones Ltda.	Comm. Adm.	Mortgage	Forest Assents
Banco Do Brasil	Sm Unimarc SA	Salmoalimentos S.A.	Comm. Adm.	Mortgage	Boats	810,778	490,746
Banco Santander Santiago	Sm Unimarc SA	Unimarc international S.A.	Comm. Adm.	Mortgage	Real estate	11,547,767	454,543

25. DOMESTIC AND FOREIGN CURRENCY Assets
ITEM	CURRENCY	AMOUNT
		03-31-06	03-31-05
Current Assets
Avariable	US$	108	108
Avariable		$0	0
Time deposits	US$	0	0
Debtors from sales	US$	26,377	10,880
Debtors from sales		$0	0
Notes receivables	UF	14,146	122,235
Notes receivables	US$	27,571	0
Notes receivables		$0	0
Sundry debtors		$0	0
Related companies notes receivables	UF	0	1,976,966
Related companies notes receivables	PESOS ARGENTINO	37,402	304,221
Related companies notes receivables		$0	0
Inventories	US$	0	4,200
Inventories		$0	0
Recoverable taxes	UF	0	0
Recoverable taxes		$0	0
Prepaid expenses	UF	233,185	171,510
Prepaid expenses		$0	0
Deferred taxes		$0	0
Other currents assets	PESOS RGENTINO	348,550	303,374
Other currents assets	UF	35,395	25,687
Other currents assets	US$	0	1,391
Other currents assets		$17,887,258	14,623,689

Fixed assets
Fixed assets		$72,142,666	74,794,537
Fixed assets	PESOS ARGENTINO	36,451,146	38,318,734
Other assets
Other assets	UF	55,791	55,871
Other assets	US$	8,088	8,106
Other assets	PESOS ARGENTINO	980,747	838,650
Other assets		$18,232,234	20,347,761
Investments in related companies		$0	0
Deferred taxes		$0	0
Intangible		$0	0
Related companies notes Receivables	UF	1,810,638	3,957,269
Related companies notes Receivables	US$	1,264,350	1,320,022
Related companies notes Receivables	PESOS ARGENTINO	0	0
Long-term debtors	US$	200,977	356,557
Long-term debtors	UF	155,972	165,428

Total Assets	US$	1,527,471	1,701,264
		$108,262,158	109,765,987
	UF	2,305,127	6,474,966
	PESOS ARGENTINO	37,817,845	39,764,979

25. DOMESTIC AND FOREIGN CURRENCY Current Liabilities

Item	Currency	Up to 90 days				90 days to 1 year
		03-31-2007		03-31-2006		03-31-2007		03-31-2006
		Amount	Annual average Interest Rate	Amount	Annual average Interest Rate	Amount	Annual Average Interest Rate	Amount	Annual Average Interest Rate
Sundry creditors	US$	48,258	0	208,315	0	150,027	0	402,772	0
Sundry creditors	US$	1,401	0	22,452	0	0	0	0	0
Sundry creditors	US$	0	0	0	0	137,732	0	152,216	0
Sundry creditors	UF	202,373	0	173,365	0	60,141	0	23,769	0
Sundry creditors	UF	46,903	0	44,069	0	0	0	0	0
Sundry creditors	UF	19,069	0	17,009	0	0	0	50,592	0
Sundry creditors	Non-readj $	698,777	0	31,459	0	0	0	0	0
Accounts payable	Non-readj $	16,644,745	0	17,613,845	0	0	0	0	0
Accounts payable	Arg, $	404,401	0	379,980	0	276,249	0	178,794	0
Accounts payable	US$	3,928,637	0	4,345,173	0	0	0	0	0
Related company notes and accounts payable	Non-readj $	16,464,691	0	11,300,652	0	0	0	0	0
Related company notes and accounts payable	Arg, $	144,450	0	27,740	0	0	0	0	0
Related company notes and accounts payable	US$	0	0	0	0	0	0	0	0
Related company notes and accounts payable	UF	112,433	0	111,377	0	349,664	0	331,390	0
Notes payable	Arg, $	0	0	18,612	0	7,128	0	7,194	0
Notes payable	Non-readj $	7,689	0	172,429	0	0	0	0	0
Notes payable	US$	2,249	0	6,179	0	0	0	0	0
Obligations with banks	UF	662,312	0	625,862	0	0	0	0	0
Obligations with banks	US$	0	0	0	0	3,298,834	9.00	3,731,973	9.00
Obligations with banks	Arg, $	11,240	0	109,280	0	29,402	0	117,269	0
Obligations with banks	Non-readj $	350,063	0	865,381	0	0	0	0	0
Other liabilities	Arg, $	170,174	0	224,112	0	156,555	0	0	0
Other liabilities	Non-readj $	1,975,646	0	1,030,923	0	0	0	0	0
Other liabilities	US$	106,861	0	102,133	0	320,584	0	306,399	0

Total Current Liabilities	US$	4,087,406	0	4,684,252	0	3,907,177	0	4,593,360	0
	UF	1,043,090	0	971,682	0	409,805	0	405,751	0
	Non-readj $	36,141,611	0	31,014,689	0	0	0	0	0
	Arg. $	730,265	0	759,724	0	469,334	0	303,257	0

25. DOMESTIC AND FOREIGN CURRENCY Long Term Liabilities Current Period 03-31-2007
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Sundry creditors	UF	290,938	0	248,253	0	982,758	0	0	0
Sundry creditors	US$	740,690	0	0	0	0	0	0	0
Sundry creditors	US$	0	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	UF	1,603,070	0	1,988,290	0	4,431,199	0	9,170,475	0
Other long-term liabilities	US$	596,255	0	0	0	0	0	0	0
Obligations with banks	UF	655,191	0	0	0	0	0	0	0
Obligations with banks	US$	3,588,718	0	811,323	0	608,497	0	0	0
Notes payable	ARG, $	297,806	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	ARG, $	992,356	0	0	0	0	0	0	0
Obligations with banks	ARG, $	83,273	0	86,752	0	65,170	0	0	0
Obligations with banks	$ non readj.	575,226	0	0	0	0	0	0	0
Total Long Term Liabilities
	UF	2,549,199		2,236,543		5,413,957		9,170,475
	US$	5,918,019		811,323		608,497		0
	ARG, $	381,079		86,752		65,170		0
	$ non readj.	575,226		0		0		0

Long Term Liabilities Previous Period 03-31-2006
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Obligations with banks	UF	1,311,384	0	0	0	0	0	0	0
Obligations with banks	US$	5,409,813	0	813,094	0	1,016,372	0	0	0
Obligations with banks	ARG, $	116,566	0	0	0	0	0	0	0
Obligations with banks	$ non readj.	445,723	0	0	0	0	0	0	0
Sundry creditors	UF	261,515	0	341,452	0	1,009,992	0	0	0
Sundry creditors	US$	815,850	0	0	0	0	0	0	0
Sundry creditors	US$	1,366	0	0	0	0	0	0	0
Other notes curr acct payables	ARG, $	0	0	0	0	0	0	0	0
Related companies others notes curr acct payables	$non readj.	0	0	0	0	0	0	0	0
Related companies others notes curr acct payables	US$	777,336	0	0	0	0	0	0	0
Related companies others notes curr acct payables	UF	1,634,464	0	1,887,516	0	3,318,282	0	10,820,637	0
Other long term liabilities	US$	817,065	0	102,133	0	0	0	0	0
Notes payables	US$	0	0	0	0	0	0	0	0
Notes payables	ARG, $	522,473	0	311,943	0	0	0	0	0
Total Long term liabilities
	UF	3,207,363		2,228,968		4,328,274		10,820,637
	US$	7,821,430		915,227		1,016,372		0
	ARG,$.	639,039		311,943		0		0
	$non readj	445,723		0		0		0

26. PENALTIES

At March 31, 2007, doesn't exist sanctions that affect neither to the society or their management.

27. LATEST FACTS

In ordinary general meeting of shareholders of SUPERMERCADOS UNIMARC S.A., celebrated the 26 of April of 2007, the Directory of the society has been conformed by the following people:

Mr. Francisco Javier Errazuriz Ovalle (President)

Mr. Ramon Mendez Cifuentes (Director)

Mr. Cesar Macias Quiroz (Director)

Mr. Patricio Bosselin Molina (Director)

Mr. Nestor Velasquez Sanchez (Director)

To the date of presentation of the present financial statements other later facts do not exist.

28. ENVIRONMENT

The company does not show disbursements for this item due to the fact its main line of business develops on the distribution of goods to the general public (supermarkets). While the production activities are of lower level, Additionally, the company keeps its machinery and equipment under an appropriate and permanent control taking care of the environment and pollution.

29. ACCOUNTS PAYABLE

At March 31, 2007 and 2006, the breakdown of this item mainly comprises of the accounts payable to goods suppliers, in order to supply the supermarkets of the chain. Its detail is the following:

ITEMS	2007 ThCh$	2006 ThCh$
Suppliers of Goods	19,941,750	20,471,926
Suppliers of Frozen	582,365	824,454
Suppliers of Transportation	49,267	62,060
Hipermarc Suppliers	680,650	558,773
Total	21,254,032	21,917,213

30. PREPAID EXPENSES

At March 31, 2007 and 2006, the breakdown of this item is the following:

ITEMS	2007 ThCh$	2006 ThCh$
Operating Materials	526,756	555,585
Prepaid insurance	233,185	171,418
Other prepaid expenses	184,111	0
Total	944,052	727,003

31. SHORT AND LONG TERM SUNDRY CREDITORS

At March 31, 2007 and 2006, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following:

ITEMS	Short Term		Long Term
	2007	2006	2007	2006
	ThCh$	ThCh$	ThCh$	ThCh$
Creditors for Leasing	277,496	682,422	2,262,639	2,428,809
Securities Received	57,075	54,516	0	0
Drawn and not collected checks	86,324	139,272	0	0
Computational System Financing	0	22,452	0	0
Other creditors (Insurance, Freight, Custom Duties)	943,787	827,936	0	1,366
Total	1,364,682	1,726,598	2,262,639	2,430,175

ESSENTIAL FACTS

REASONED ANALYSIS

    Assets

As of March 31, 2007 the consolidated assets of Supermercados Unimarc S.A., evidence a decrease of 5.20% in relation to March, 2006, the main variations are reflected in the Fixed Assets, according as is described in point 4.1 of these analyses, and Documents and Accounts to receive of Related Companies.

1.2 Liabilities

The total liabilities of Supermercados Unimarc S.A. as of March 31, 2007 evidence a decrease compared with March 2006, mainly because the decrease of 25.66% in Obligations with Banks and Financial Institutions of Short and Long Term, product of the service of this financial debt in the present exercise.

1.3 Current Liquidity

The liquidity index is of 0.40 times as March 31, 2007, it decreases in a 2.44% with respect to the same period of the previous year.

1.4 Acid Test

This rate was 0.13 times as of March 31, 2007, whereas to March of 2006 it was of 0.15 times, which in percentage terms is a decrease of a 13.3%.

1.5 Rate of Indebtedness:

This rate as of March 31, 2007, is 0.99 times, which evidence a increase in relation to March 2006, as per result to the increase of Documents and Accounts Payable to Related Companies and Documents and Accounts Payable decrease.

1.6 Short and Long Term Debts in relation with Total Debts

The rate of the short term debt on the total debt was 62.7% as of March 2007 and 57.4% in March 2006, this rate, evidences the increase of Accounts Payable, and Documents and Accounts Payable to Related Companies. The Obligations with Banks and Financial Institutions it decrease. The Rate of the debt of Long slightly reflect the decrease of the Obligations with Banks and Financial Institutions by debts that win within a year classified from Debt of Long Term towards Debt of Short Term, because in the global debt the one that but decrease it is the debt of short term.

1.7 Cover of financial expenses

The consolidated index as of March 31, 2007 is greater compared with equal period of the previous year.

2.- Analysis of Result

During the year the company obtained less ThCh$ 2,355,924 as a best result, compared with the obtained in 2006, caused by the increase of the Operating Income and Non Operational Result.

2.1 Operational Incomes

The operational income of Supermercados Unimarc S.A. and its subsidiaries as of March 2007 increase of 1.19% with respect to the same period of the previous year.

2.2 Operational Costs

As of March 2007 costs as a percentage of Operational Income, represent a decrease of 1.65%, in relation to March 2006.

2.3 Operational Margin

The Operational Margin as a percentage of Operational Income compared both years, improves in 5.524%.

2.4 Administration and Sales Expenses

The Administration and Sales Expenses as a percentage of Operational Income, were 28.18% in March 2007, and 28.65% for equal period of the previous year.

2.5 Operational Result

This result as of March 2007 reached ThCh$ (1,129,941)- result that respect to equal period of the previous year, improvement in 30.48%.

2.6 Non Operational Result

This result as of March 2007 decrease with equal period of the previous year.

2.7 Financial Expenses

The Financial Expenses of the Company to March 2007 evidence a increase compared with March 2006.

2.8 Result before taxes, depreciation, amortization, financial expenses and extraordinary items

This rate in the present 2007 exercise is greater to the registered one to equal period of the previous year caused by the global result.

2.9 Utility (Loss) after Taxes

The result as of March 2007 represent a loss that increase respect to the result for equal period of the previous year.

  Cash Flow Analysis

The final balance of cash and cash equivalent as of March 31, 2007 and 2006 was ThCh$ 1,92,255.- and ThCh$ 463,924.-respectively.

Concepts and Periods 2007 2006

ThCh$ ThCh$

Operational activities Flow 830,343 1,333,797

Financing activities Flow (135,214) (1,154,391)

Investment activities Flow (73,063) (125,119)

Inflation effect (1,095) (418)

Inicial balance 571,284 410,055

Final balance in cash and cash equivalent 1,192,255 463,924

The variation in operational activities as of March 2007 respect to the previous year, is explained by a smaller payment to suppliers and personnel, despite the collection of sales debtors decrease.

The variation in Financing activities Flow comparing both years it is explained by the global decrease the obtaining of loans and in spite of the increase in the obtaining of loans from related companies and to the decrease in the payment.

The Investment activities Flow shows an decrease in the sales of fixed assets and the increase in the incorporation of these.

4. Activity and analysis of differences of books values and economic values of the main assets

On the consolidated total assets of the society, 72.44% are Fixed Assets, 1.38% correspond to Accounts to Receive with Related Companies of short and long term, and 8.46% to Inventories. By the assets that are received to Related Companies doubts in the payment of 100% of these debts do not exist. The goods of Fixed Assets appear to their cost of acquisition, with currency adjustment and linearly depreciated on base of the years of useful life in each group of goods according to legal dispositions that the Taxes Authorities has distributed. Respect the Inventories, these appear to their average cost and their value thus determined does not exceed their net values of release.

    Investments and Sales

    During the period under analysis sales and investments are the following:

    The investments, corresponded to machineries, furniture and installs, vehicles, and remodeling of some sales places. The main sales in the period are:

    - Land and Building Providencia Supermarkets, in Providencia County

    - Vehicles, 3 trucks and 2 cranes were sold.

    Rotation of Inventories

As of March 31, 2007 rotation is 1.83 times and 7.64 times to equal period of 2006 year, correspond to an decrease.

4.3 Permanence of Inventory.

As of March 31, 2007 the inventory permanence is 49.12 days and to equal period of the previous.

5. Analysis of Yield

5.1 Yield of the Equity

As of March 31, 2007 this yield is of less 3.0% respect to March of the previous year that was of, less 2,9%.

5.2 Yield of the Assets

The yield of the assets is of less 1,6%, for both exercises.

5.3 Yield of Operational Assets

The yield of these assets as of March 31, 2007 is less 14.63% that increase respect equal period of the previous year that was less 15.53%. The accounts of assets considered in this analysis are: Sales debtors, Documents Debtors, Several Debtors, Inventories, Taxes to Recover and Advanced Paid Expenses.

5.4 Utility per Share

The result per share as of March 31, 2007 was of less Ch$ 1,87 whereas for equal period 2006 year it was of less Ch$ 1,95.

5.5 Return of Dividends

Under the period analyzed, dividends were not distributed. The value by each share as of March 31, 2007 and 2006 is Ch$8,50 and Ch$ 17,0 respectively.

6. Markets in which it participates, the competition that faces, and its relative participation.

The Chilean supermarket market is compound mainly by Unimarc chains, D&S Lider; Cencosud with Jumbo marks, Las Brisas, Santa Isabel; Falabella and its acquisition of San Francisco Supermarkets; they follow them Montserrat Supermarkets, Economax and Rendic.

This Falabella year hopes to arrive at USS45 Million in sales with its Tottus supermarkets and San Francisco, while D&S Leader; and Cencosud added the new premises in different cities of the country with which they hope to increase his participation in the market.

During the year 2007 Unimarc Supermarkets obtained income by USS222 Million, initiating an aggressive commercial and financial strategy that it tries to elevate the level of sales, something that has been reflected in this year, because the chain has an accumulated growth of the 5,8% with respect to the same period of the previous year.

Part of this profit must to the good performance that has experienced the area Non Food, obtaining income that represent the 2,3% of the accumulated sales of the chain the date, which reflects the excellent answer that concept on the part of our clients, acquiring every time greater force, when offering concerned and national products, in sections of clothes, household-electric, textile, footwear, decoration and home. Up-to-date of today, Unihome is present in 37 of the 41 premises of the chain.

The new airs of Unimarc are oriented to be different from the great chains with a supply of concerned products of different countries del world such as Denmark, India, Holland, Indonesia, Argentina, Colombia, Ecuador and Mexico, among others, of high quality to very low price for our clients.

Unimarc sent a new card, initiative that offers diverse functions, alternatives and agreements that hope to constitute it like a highly competitive instrument, acceding to numerous benefits, discounts and prizes by the accumulation of points when buying in the supermarket. Example of this last one is that recently trips have been drawn for to Europe, for two people, as prize by purchases superior to $20.000. Next it is hoped to give preferential credit to our clients.

In order to attract new clients, it is continued implementing in all the chain the promotion of Unicheques, which consists of the exchangeable delivery of ticket in merchandises of fresh products, fruits and vegetables, bakery and pastry shop, and meats by amounts of $2,000, $3,000 and $6,000, according to purchase sections, which without a doubt will attract new clients the company. With the same objective the promotions and discounts supported with steering wheels have stayed that are distributed weekly.

7. Analysis of market Risk.

In August 2006, the IMACEC reached 5,7%, the lowest one of the year, inferior to the projections of the experts, who considered a greater growth. This takes very to that the growth average of the year is only of 1,1%, far from the 6,0% of the same period of the last exercise.

The sale of the manufacturing industry registers in the month of March of a 2007 increase of 4,6% with respect to the level reached in March of the 2006. With this, the annual movable average of the industry grew in 3.0%. The quarterly movable average increased 3.1%.

The observed dollar average of the trimester October - March of 2007 was of 540,42 pesos by dollar.

The rate of national leisure reached to 6,4% in the quarterly January 2007 March 2007, experiencing a diminution of 1,4 percentage points with respect to equal trimester of the previous year and a increase of 0,3 percentage points with respect to previous the movable trimester.

The quarterly change is formed by increase of 0,6% in the estimation of the Force of Work, with respect to equal trimester of the last year, and with a increase of 0,7% with respect to the previous trimester.

The number of occupied increased 2,1% with respect to equal trimester of the previous year, and increased 0,3% with respect to the previous trimester.

7.1 Risk of interest rate and exchange rate.

From this point of view the society maintains debts to average rate 6.76% and is compound in 20.72% in national currency and 79.28% in foreign currency, mainly American dollars.

Supermercados Unimarc S.A. does not count on financial derivatives contracts that allow to diminish the exchange risk or the fluctuation of the interest rate.

From the point of view of the result we can say that Operational Income of Supermercados Unimarc S.A. in foreign currencies represents 0.89% of the total of the Operational Income, which are made up of a 85.58% in Argentine pesos, as a result of operational income of our Argentine subsidiary Supermercados Hipermarc S.A. and 12.11% which they correspond to dollars in exports of our Chilean subsidiary Interagro Comercio y Ganado S.A.

The Operational Costs in foreign currencies represent 0.08% of total Operational Cost of Supermercados Unimarc S.A. and correspond in 100% to Argentine pesos, since the costs of our subsidiary Interagro Comercio y Ganado S.A. are in Chilean pesos.

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At March 31, 2007

ASSETS	31/MAR/07	31/DIC/06	30/SEPT/06	31/MAR/06
Available	1,192,255	571,284	441,618	463,924
Time Deposits	0	0	0	0
Net Negotiable Securities	0	0	0	0
Deborts From Sales (Net)	1,930,679	1,940,419	1,872,724	2,120,531
Notes Receivables (Net)	649,640	1,029,458	929,391	761,309
Sundry Debtors (Net)	298,101	24,052	329,372	460,184
Related Co. Bills receivables and Debtors	254,141	45,851	2,829,483	1,663,460
Inventories (Net)	12,688,752	12,277,661	11,636,350	10,931,006
Recoverable Taxes	371,356	428,931	277,004	305,231
Prepaid Expenses	944,052	1,068,391	869,262	727,003
Deferred Taxes	175,971	115,345	176,191	81,467
Other Current Assets	105,045	83,760	24,605	30,223
Total Current Assets	18,609,992	17,585,152	19,386,000	17,544,338

Land	30,806,360	30,756,922	30,776,054	30,838,907
Construction and Infrastructure Works	49,543,286	49,172,567	49,332,346	49,631,785
Machinery and Equipment	19,005,131	18,932,235	18,849,556	19,081,195
Other Fixed Assets	34,640,565	34,569,874	35,128,597	36,430,024
Higher valve due to technical revaluation of fixed assets	0	0	0	0
Depreciation (Less)	(25,401,530)	(23,779,280)	(24,006,627)	(22,868,640)
Total Fixed Assets	108,593,812	109,652,318	110,079,926	113,113,271

Investment in Related Companies	3,838	3,846	3,830	3,866
Investments in other companies	0	0	0	0
Lower Value of Investments	12,440,196	12,719,993	12,998,621	13,571,010
Higher Value of Investments (less)	(26,354)	(27,511)	(28,666)	(31,011)
Long - Term Debtors	356,969	409,675	504,372	521,986
Related Comp. Bills Receivable and Debtors	1,810,638	1,975,251	3,948,629	3,957,269
Deferred Taxes	6,713,071	6,660,155	6,734,126	7,744,373
Intangibles	9,885	9,837	9,844	10,018
Amortization (Less)	0	0	0	0
Other	1,400,554	1,376,646	1,364,681	1,272,077
Total Other Assets	22,708,797	23,127,892	25,535,437	27,049,588

Total Assets	149,912,601	150,365,362	155,001,363	157,707,197

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At March 31, 2007
LIABILITIES	31/MAR/07	31/DIC/06	30/SEPT/06	31/MAR/06
Short-Term Obligation Banks & Financial Inst.	1,027,608	6,175,815	1,079,267	1,725,773
Obligation with Banks & Financial Inst. L/T Portion	3,324,243	1,508,975	3,608,439	3,723,992
Obligations with the Public	0	0	0	0
Obligations with the Public (bonds)	0	0	0	0
Within 1 year Long-term Obligations	0	0	0	0
Payable Dividends	0	0	0	0
Accounts payable	21,254,032	20,265,741	17,898,647	21,917,213
Notes Payable	17,066	29,592	85,064	204,415
Sundry Creditors	1,364,682	1,193,493	3,624,705	1,726,598
Related Co. Notes and Accounts Payable	17,071,239	15,669,365	17,878,152	11,771,159
Provisions	1,423,879	1,027,113	605,323	589,481
Withholdings	868,950	846,421	577,080	665,073
Income Tax	0	0	0	0
Income Received in Advance	436,991	425,591	528,092	409,011
Deferred Taxes	0	0	0	0
Other Current Liabilities	0	0	0	0
Total Current Liabilities	46,788,690	47,142,106	45,884,769	42,732,715
Obligations with Banks & Financial Inst.	6,474,150	4,113,874	7,896,588	9,112,952
Obligations with the Public (bonds)	0	0	0	0
Notes Payable	297,806	477,346	394.947	834,416
Sundry Creditors	2,262,639	2,325,645	2,339,629	2,430,175
Related Co. Notes and Account Payable.	18,185,390	18,199,851	18,224,575	18,438,235
Provisions	0	0	0	0
Other long term Liabilities	596,255	698,853	709,070	919,201
Total long term Liabilities	27,816,240	25,815,569	29,564,809	31,734,979
Minority Interest	12,771	13,635	15,300	17,308

Paid-in Capital	61,184,347	61,306,716	59,806,051	61,543,902
Capital Revaluation Reserves	122,369	0	1,495,152	(184,632)
Share premium	31,357,619	31,357,619	31,354,799	31,384,501
Other Reserves	(9,624,621)	(9,881,395)	(9,763,489)	(9,592,642)
Develop Period Accumulated Deficit (less)	0	0	0	0
Retained Earnings	(7,744,814)	(5,388,888)	(3,356,028)	71,066
Future Dividends Reserves	0	0	0	0
Accumulated Profits	(5,388,890)	2,531,520	2,531,292	2,533,690
Accumulated Losses (less)	0	0	0	0
Profit (Loss) of the Period	(2,355,924)	(7,920,408)	(5,887,320)	(2,462,624)
Interim Dividends (less)	0	0	0	0
Total Equity	75,294,900	77,394,052	79,536,485	83,222,195
Total Liabilities	149,912,601	150,365,362	155,001,363	157,707,197

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At March 31, 2007
INCOME STATEMENT	31/MAR/07	31/DIC/06	30/SEPT/06	31/MAR/06
Trading Income	28,558,276	118,327,108	86,133,776	28,223,183
Operating costs	(21,639,943)	(89,444,676)	(64,605,336)	(21,743,956)
Trading Margin	6,918,333	28,882,432	21,528,440	6,479,227
Adm. and Sales Expenses	(8,048,274)	(32,325,551)	(23,496,442)	(8,085,432)
Operating Results	(1,129,941)	(3,443,119)	(1,968,002)	(1,606,205)
Financial Income	19,345	107,599	50,950	20,056
Related Co. Invest. Profits	0	0	0	0
Other non-operating income	47,116	330,177	125,352	51,818
Related Comp. Invest. Losses	(8)	(81)	(96)	(0)
Lower Value Invest. Amortization	(279,798)	(1,119,191)	(839,317)	(280,037)
Financial Expenses	(756,661)	(2,919,912)	(2,103,534)	(643,173)
Other non-operating expenses	(18,259)	(92,829)	(28,952)	(13,193)
Price-level restatement	(624,636)	780,338	402,951	85,087
Exchange rate differences	257,245	(572,738)	(688,911)	76,493
Non-Trading Income	(1,355,656)	(3,486,637)	(3,081,557)	(702,937)

Profit Before Tax	(2,485,597)	(6,929,756)	(5,049,559)	(2,309,142)
Income Tax	127,539	(999,509)	(843,845)	(155,337)
Consolidated (Loss) Profit	(2,358,058)	(7,929,265)	(5,893,404)	(2,464,479)
Minority Interest	976	4,226	2,613	698
Net (Loss) Profit	(2,357,082)	(7,925,039)	(5,890,791)	(2,463,781)
Higher Value Invest. Amortization	1,158	4,631	3,471	1,157

Profits (Loss) of the Period	(2,355,924)	(7,920,408)	(5,887,320)	(2,462,624)

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At March 31, 2007
FINANCIAL RATIOS	31/DIC/06	30/SEP/06	30/JUN/06	31/DIC/05
Number of Shares	1,261,849,619	1,261,849,619	1,261,849,619	1,261,849,619
Per Share Profit ($)	(1.87)	(6.28)	(4.67)	(1.95)
Book Value ($)	59.67	61.33	63.03	65.95